EXHIBIT 99.1
FIRST QUARTER REPORT — MAY 6, 2008
Based on US GAAP and expressed in US dollars
For a full explanation of results, the Financial Statements and Management Discussion & Analysis, full-year guidance at significant mines, and mine statistics, please see the Company’s website, www.barrick.com.
Net Income Rises 29% to $514 Million ($0.59 per share)
Expanded Margins Increase Profitability in Q1
Highlights
•	The Company reported first quarter net income of $514 million ($0.59 per share) and operating cash flow of $728 million ($0.83 per share) compared to a net loss of $159 million ($0.18 per share) and operating cash flow of $163 million ($0.19 per share) in the prior year period. Reported net income rose 29% compared to prior year adjusted net income of $398 million ($0.46 per share)[1] and included $29 million of post-tax special items that reduced income by $0.03 per share. Adjusting for these special items, earnings of $0.62 per share are a Company record. The realized gold price of $925 per ounce matched the average spot price for the quarter.

•	First quarter gold production was 1.74 million ounces at total cash costs of $393 per ounce[2], and copper production was 87 million pounds at total cash costs of $0.94 per pound[2]. The Company maintains full year production guidance of 7.6 — 8.1 million ounces of gold at total cash costs of $390 — $415 per ounce and 380 — 400 million pounds of copper at total cash costs of $1.15 — $1.25 per pound.

•	Significant progress continued to be made on Barrick’s extensive project pipeline, including: advanced construction of Buzwagi, which is on schedule and within budget for start-up in mid-2009, and the submission of a feasibility study and project notice to the Government of the Dominican Republic in February in order to proceed with the Pueblo Viejo project. At Cortez Hills in Nevada, detailed engineering is essentially complete and the project remains on schedule and within the $480 — $500 million pre-production capital budget. A final feasibility study has been completed on the Sedibelo platinum project in South Africa, entitling the Company to a 10% interest and the right to earn an additional 40% on a decision to mine.

•	During the quarter, the Company consolidated 100% ownership in the Cortez property with the purchase of the remaining 40% interest. The Cortez operation is expected to become a million-ounce, low cost producer once Cortez Hills is commissioned, and is a key, long life asset in Barrick’s portfolio.
Barrick Gold Corporation reported Q1 production of 1.74 million ounces of gold at total cash costs of $393 per ounce compared to 2.03 million ounces produced at total cash costs of $309 per ounce for the prior year period.
     First quarter net income of $514 million ($0.59 per share) and operating cash flow of $728 million ($0.83 per share) compare to a net loss of $159 million ($0.18 per share) and operating cash flow of $163 million ($0.19 per share) in the prior year period. Net income rose 29% compared to prior year adjusted net income of $398 million ($0.46 per share) on higher cash margins for both gold and copper. Operating cash flow of $728 million ($0.83 per share) compares to adjusted cash flow of $727 million ($0.84 per share) reported for the prior year period. Current period cash flow was adversely impacted by a build up of inventory during the quarter. EBITDA of $984 million ($1.14

[1]	Adjusted net income, adjusted net income per share, EBITDA, EBITDA per share, adjusted EBITDA and adjusted EBITDA per share are each non-GAAP measures. For further information on these measures, see pages 24 — 25 of the Company’s MD&A.

[2]	Total cash costs per ounce/pound is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs per ounce/pound exclude amortization expense and inventory purchase accounting adjustments. For further information on this operating performance measure see pages 26 — 28 of the Company’s MD&A.

BARRICK FIRST QUARTER 2008	PRESS RELEASE

per share) was 30% higher than prior year adjusted EBITDA of $757 million ($0.87 per share).1
     Reported net income included $29 million of post-tax special items that reduced earnings by $0.03 per share.
     “Our 25th anniversary this year comes at an exciting time to be in the mining business,” said Peter Munk, Chairman and Acting CEO of Barrick. “We have positioned ourselves to benefit from today’s strong metal prices and our efforts are now being realized in expanding margins and strong earnings and cash flow.”
PRODUCTION AND COSTS
In Q1 2008, Barrick produced 1.74 million ounces of gold at total cash costs of $393 per ounce and a realized gold price of $925 per ounce. Q1 was a lower production quarter as lower grades and throughput were experienced at some larger operations due to a combination of planned mine sequencing and operational disruptions. Improved performance is anticipated at a number of mines that experienced disruptions and as higher grades are accessed at Goldstrike starting in the second quarter.
     The Company maintains its full year production guidance of 7.6 — 8.1 million ounces of gold at total cash costs of $390 — $415 per ounce. Assuming continuing cost pressures associated with higher than assumed gold and energy prices, cash costs for gold are expected to be in line with the higher end of the guidance range.
     The South American business unit produced 0.54 million ounces of gold in Q1 at total cash costs of $193 per ounce. The Lagunas Norte mine continues to deliver excellent results, producing 0.23 million ounces of gold at cash costs of $116 per ounce. Veladero production of 0.19 million ounces at cash costs of $293 per ounce benefited from access to higher grade areas of the Filo Federico and Amable pits following extensive waste stripping in 2007.
     The North American business unit contributed 0.61 million ounces in Q1 at total cash costs of $497 per ounce, including 0.30 million ounces from the Goldstrike complex at cash costs of $521 per ounce. Planned waste stripping and processing of lower grade stockpiled ore continues at the Betze-Post pit, where grades were 36% below prior year levels. Goldstrike was also impacted by a SAG mill gear failure and a fire associated with the north roaster bucket elevator, which significantly reduced capacity in February. Production and costs at Goldstrike are expected to improve starting in the second quarter of the year as equipment issues have been resolved and the roaster and autoclave are running at full capacity, and as higher grade ore from the pit becomes accessible in the latter part of the quarter. The Cortez mine produced 83,000 ounces (reflects one month of 100% ownership) at total cash costs of $503 per ounce. Once Cortez Hills enters production, annual production at Cortez is expected to increase to about 1.0 million ounces annually in the first full five years at estimated cash costs of $280 — $290 per ounce. A 15-month construction period is anticipated to begin when the Record of Decision, which is expected in the second half of 2008, becomes effective.
     The Australia Pacific business unit produced 0.44 million ounces in Q1 at total cash costs of $438 per ounce. The Porgera operation, the region’s biggest contributor to production, had a strong quarter, producing 0.14 million ounces. Results benefited from increased ownership as well as higher grades and throughput. Access to higher grade ore at Cowal was restricted due to a slip on the east wall, which is expected to limit production to lower grade stockpiles until the fourth quarter. Lower than expected grades were also experienced at the Plutonic, Kalgoorlie and Kanowna mines.
     Production from the African business unit was 0.14 million ounces in Q1 at total cash costs of $508 per ounce. The Bulyanhulu mine continued to experience effects of the illegal strike as reduced staffing levels impacted mine development and delayed access to higher grade ore, resulting in lower grades and reduced mill throughput. The mine has nearly completed the re-staffing process and expects to return to normal operations starting in the second quarter. The North Mara mine also processed lower grade ore due to the loss of an excavator in January. A new excavator has been commissioned and was fully operational at the end of April.

BARRICK FIRST QUARTER 2008	2	PRESS RELEASE

     Copper production of 87 million pounds was lower than in the prior year period, primarily due to temporary lower leach recovery rates at Zaldívar and grade sequencing at Osborne. Copper sales were 98 million pounds at total cash costs of $0.94 per pound and a realized price of $3.54 per pound. The Company maintains its 2008 operating guidance for copper of 380 — 400 million pounds at total cash costs of $1.15 — $1.25 per pound.
PROJECTS UPDATE
     The Buzwagi project in Tanzania is on schedule and within its $400 million pre-production capital budget, with about 75% of funds committed or spent. All major foundations, including the crusher and mill foundations, are well advanced and the leach tanks have been installed. All equipment has been purchased and all significant construction contracts have been awarded. First gold is expected to be poured in mid-2009. Buzwagi is expected to produce 250,000 — 260,000 ounces per year at estimated total cash costs of $270 — $280 per ounce in its first full five years of operation.
     A feasibility study and project notice were delivered to the government of the Dominican Republic in late February in order to proceed with the Pueblo Viejo project. Pre-production capital of about $2.7 billion (100% basis) represents the largest foreign investment in the country. Barrick’s share of gold production in the first full five years of production is expected to be about 600,000 ounces per year at total cash costs of about $250 per ounce.
     In Nevada, detailed engineering is essentially complete at Cortez Hills, which remains on schedule and within the $480 — $500 million preproduction capital budget. About 50% of funds have been committed or spent on the purchase of the bulk of mobile equipment and on significant underground development. During the quarter, $17 million was spent on procurement of crusher and conveyor equipment and engineering for the project infrastructure. The exploration decline advanced an additional 544 meters and is about 95% complete. Pre-production waste stripping is expected to commence in late 2008 once a Record of Decision is issued and becomes effective.
     A feasibility study has been completed on the Sedibelo platinum project in South Africa, entitling the Company to a 10% interest and the right to earn an additional 40% on a decision to mine. The Company will determine a course of action on Sedibelo in due course. The feasibility study shows attractive economics based on an assumed life-of-mine production of 4.76 million ounces of four elements or 4E (platinum, palladium, rhodium and gold) and pre-production capital of about $700 million. Annual production in the first full five years of a minimum 16 year mine life is estimated to be about 240,000 4E ounces (100% basis) at cash costs of about $700 per 4E ounce. The feasibility contemplates initial production from open pit sources, followed by a ramp up of underground operations which is expected to increase average annual production to over 290,000 4E ounces (100% basis) at cash costs of about $600 per 4E ounce over the first full 10 years. The current weighted average market price for the basket of metals at Sedibelo is about $2,100 per 4E ounce.
     Feasibility studies are on track for completion at the Fedorova PGM project in Russia in the second half of 2008 and at the large Reko Diq gold-copper project on the highly prospective Tethyan Belt in Pakistan in early 2009.
     At the Kabanga JV in Tanzania, operator Xstrata Plc expects to conclude a pre-feasibility study in the third quarter of 2008.
EXPLORATION
Our 2007 exploration spend of $179 million was successful in replacing reserves and materially grew measured, indicated and inferred resources. Barrick’s 2008 exploration budget of $200 million is designed to build on recent discoveries and acquisitions such as the Monte Oculto zone at Pueblo Viejo and Kainantu in Papua New Guinea and is weighted towards resource additions and reserve conversion at and around mine sites, while also evaluating exploration opportunities in emerging districts around the world.
     The Company’s top exploration focus remains in Nevada, where 23 exploration drill rigs are active at Cortez, Bald Mountain, Goldstrike, Turquoise Ridge, Arturo-Dee, and Pinson. Drift development

BARRICK FIRST QUARTER 2008	3	PRESS RELEASE

was completed at the High Grade Bullion Zone at Turquoise Ridge and initial results from the underground drill program are confirming the potential of the zone. At Cortez Hills, in-fill and extension drill programs are underway and results are expected throughout the year.
     Barrick’s exploration activities in Papua New Guinea (PNG) are focused on defining new resources at Porgera and on our extensive Kainantu land package, where drilling is expected to commence on the Kora target early in Q2. Target delineation and drill testing programs are also planned for the Wamun, Tabar and Tatau projects in the second quarter.
     During the quarter, the Company entered into a JV agreement with Allied Gold on a 200 square kilometer land package on the Big Tabar and Tatau Islands in PNG, located between the producing Lihir and Simberi mines. Barrick can earn up to a 70% interest by spending $18 million on exploration and has budgeted $2.1 million in year 1 for 5,000 meters of diamond drilling, geophysical surveys and a geochemical and mapping program.
     At Pueblo Viejo, drill programs are in progress to test previously identified targets near the current pit areas and the Monte Oculto discovery.
     At Reko Diq in Pakistan, resource definition, condemnation and exploration drilling are ongoing, with about 40,000 meters of a planned 210,000 meters drilled in 2008 and 8 drill rigs on site. A total of 114,000 meters have been drilled to date and results continue to demonstrate the project’s district exploration potential. At year-end 2007, Barrick’s share of measured and indicated gold resources totaled 3.7 million ounces and its share of measured and indicated copper resources were 4.3 billion pounds. Inferred gold resources grew 6.1 million ounces to 10.5 million ounces and inferred copper resources increased by 9.1 billion pounds to 13.4 billion pounds.3

[3]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
     At Zaldívar, a 40,000-meter initial drill program in 2007 tested the deep sulfide potential beneath the open pit. Measured and indicated copper resources increased 20% to 0.9 billion pounds and inferred copper resources grew about 180% to 1.8 billion pounds in 2007. The Company is spending about $6 million in 2008 on 35,000 meters of in-fill drilling in order to upgrade the deep sulfide resource.
CORPORATE DEVELOPMENT
During the quarter, the Company purchased the remaining 40% interest in Cortez for cash of $1.695 billion, giving Barrick 100% ownership of this key, long life asset. Barrick has been entitled to the production and economic benefit of 100% of the property from March 1, 2008.
     The acquisition will increase Barrick’s share of proven and probable reserves by 4.6 million ounces to 11.5 million ounces and measured and indicated mineral resources by 1.4 million ounces to 3.5 million ounces.
CORPORATE SOCIAL RESPONSIBILITY
Barrick remains committed to a global strategy to help build sustainable, healthy communities.
     In 2007, the Company injected over $6 billion into the economies of host countries and local communities, including $4.1 billion in goods and services from local businesses, $1.5 billion in royalties and taxes and voluntary payments and $1.0 billion in wages and benefits. These figures represent the Company’s ongoing commitment to share the benefits of mining and build stronger and more prosperous communities wherever we operate.
INNOVATION
Scientists worldwide responded to Barrick’s Unlock the Value program, which offers $10 million for a way to increase silver recovery at the Veladero mine in Argentina from the current 6.7% level.
     Launched in September 2007, the program is an innovative approach to research and development through the internet. The deadline for preliminary submissions closed April 30. Barrick received a total of 187 proposals, far exceeding

BARRICK FIRST QUARTER 2008	4	PRESS RELEASE

expectations. The program website www.unlockthevalue.com drew 65,000 visitors. In addition, a total of 2,018 scientists registered as participants on the website to network with Barrick, providing a platform for future research and innovation. Over the next several months, the preliminary proposals will be assessed by an expert panel on various criteria, including technical viability and ability to be safely implemented at Veladero. Participants will be notified if their proposals have been selected for phase two of the program, and those selected will be asked to submit a detailed proposal.
FINANCIAL POSITION
At March 31, 2008, Barrick maintained the gold industry’s strongest credit rating, with a cash balance of $1.9 billion and net debt of $2.2 billion after drawing from its credit facility to complete the Cortez cash transaction. This strong liquidity, combined with the robust cash flows being generated at current gold and copper prices, positions the Company well to continue building out its deep project pipeline without the need for equity dilution.
* * * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

BARRICK FIRST QUARTER 2008	5	PRESS RELEASE

Key Statistics

Barrick Gold Corporation	Three months ended
(in United States dollars)	March 31,
(Unaudited)	2008	2007

Operating Results
Gold production (thousands of ounces)[1]	1,743	2,029
Gold sold (thousands of ounces)[1]	1,729	2,121

Per ounce data
Average spot gold price	$925	$650
Average realized gold price[5,6]	925	386
Total cash costs[2]	393	309
Amortization[3]	108	94
Total production costs	501	403

Copper production (millions of pounds)	87	100
Copper sold (millions of pounds)	98	91

Per pound data
Average spot copper price	$3.52	$2.69
Average realized copper price[5,6]	3.54	2.77
Total cash costs[2]	0.94	0.80
Amortization[3]	0.36	0.42
Total production costs	1.30	1.22

Financial Results (millions)
Sales	$1,958	$1,089
Net income (loss)	514	(159)
Operating cash flow	728	163

Per Share Data (dollars)
Net income (loss) (basic)	0.59	(0.18)
Net income (diluted)	0.58	(0.18)
Operating cash flow (basic)	0.83	0.19
Operating cash flow (diluted)	0.82	0.19

Weighted average basic common shares (millions)	872	865
Weighted average diluted common shares (millions)[4]	885	877

	As at	As at
	March 31,	December 31,
	2008	2007

Financial Position (millions)
Cash and equivalents	$1,931	$2,207
Non-cash working capital	965	1,029
Long-term debt	4,137	3,153
Shareholders’ equity	15,711	15,256

[1]	Production includes equity gold ounces in Highland Gold. Gold production also includes an additional 20% share of production from the Porgera mine and 40% share of production from the Cortez mine, from April 1, 2007 and March 1, 2008 onwards, respectively.

[2]	Represents equity cost of goods sold plus royalties and production taxes, less by-product revenues, divided by equity ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to pages 26-28 of the Company’s MD&A. Excludes amortization, accretion and inventory purchase accounting adjustments.

[3]	Represents equity amortization expense and inventory purchase accounting adjustments at the Company’s producing mines divided by equity ounces of gold sold or pounds of copper sold.

[4]	Fully diluted, includes dilutive effect of stock options and convertible debt.

[5]	Calculated as consolidated gold sales divided by consolidated ounces sold or consolidated copper sales divided by consolidated pounds sold.

[6]	Realized prices represents gold and copper revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives. For further information on this performance measure, refer to pages 25-26 of the Company’s MD&A.

BARRICK FIRST QUARTER 2008	6	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production		Total Cash Costs
	(attributable ounces)		(US$/oz)

	Three months ended		Three months ended
	March 31,			March 31,
(Unaudited)	2008	2007	2008	2007

North America[1]	614	786	$497	$347
South America	541	569	193	141
Australia Pacific	435	490	438	421
Africa	144	178	508	327
Other	9	6	410	316

Total	1,743	2,029	$393	$309

	Copper Production		Total Cash Costs
	(attributable pounds)		(US$/lb)

	Three months ended		Three months ended
	March 31,			March 31,
(Unaudited)	2008	2007	2008	2007

South America	73	80	$0.76	$0.65
Australia Pacific	14	20	1.56	1.48

Total	87	100	$0.94	$0.80

	Total Gold Production Costs (US$/oz)
	Three months ended
		March 31,
(Unaudited)	2008	2007

Direct mining costs at market foreign exchange rates	$410	$316
Gains realized on currency and commodity hedge contracts	(29)	(16)
By-product credits	(20)	(14)

Cash operating costs	361	286
Royalties	28	19
Production taxes	5	4

Total cash costs[2]	393	309
Amortization	108	94

Total production costs	$501	$403

	Total Copper Production Costs (US$/lb)
	Three months ended
		March 31,
(Unaudited)	2008	2007

Cash operating costs	$0.92	$0.79
Royalties	0.02	0.01

Total cash costs[2]	0.94	0.80
Amortization	0.36	0.33
Inventory purchase accounting adjustments	—	0.09

Total production costs	$1.30	$1.22

[1]	Barrick’s share of Cortez’ production and total cash costs increased to 100% effective March 1, 2008.

[2]	Total cash costs per ounce/pound excludes amortization, accretion and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this First Quarter Report 2008. For more information see pages 26 to 28 of the Company’s MD&A.

BARRICK FIRST QUARTER 2008	7	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month period ended March 31, 2008, in comparison to the corresponding prior—year periods. This MD&A, which has been prepared as of May 6, 2008, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three month period ended March 31, 2008 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 29 to 32. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited Consolidated Financial Statements for the three years ended December 31, 2007, the related annual MD&A included in the 2007 Annual Report, and the most recent Form 40—F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this First Quarter Report 2008, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this First Quarter Report 2008 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form

BARRICK FIRST QUARTER 2008	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.
CONTENTS

Core Business and Market Overview	9
Financial and Operational Results	11
Significant Acquisitions and Divestitures	13
Operating Segments Review	13
Review of Significant Operating Expenses	17
Quarterly Information	19
Financial Condition Review	19
New Accounting Policies and Accounting Estimates	22
Non-GAAP Financial Measures	24
CORE BUSINESS AND MARKET OVERVIEW
Core Business
We are the world’s largest gold mining company in terms of market capitalization, annual gold production and gold reserves. We also hold interests in two copper mines and a number of copper projects, a nickel project and two platinum group metals projects. We presently generate revenue and cash flow from the production and sale of gold and copper. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold under copper cathode sales contracts between ourselves and various third parties.
Gold and Copper Prices
During the quarter, the gold price traded in a range of $840 — $1,032, and averaged $925. This was the highest quarterly average on record and was 42% higher year-over-year. The price performance of gold was similar to other precious and base metals and was marked with high levels of volatility. Gold has continued to be influenced by interest rate cuts, volatility in the credit and financial markets, strong investment demand and inflation expectations. At the end of the quarter, total demand from global gold ETF’s amounted to 30 million ounces.
From the supply side, industry mine production was flat in 2007 and we believe the trend of lower global production we have seen since 2001 will continue for the next 5-10 years due to a lack of new major discoveries, an increasingly complex operating and permitting environment, decreasing ore grades, and increasing capital costs and costs of consumables. During the first quarter, the IMF announced its desire to sell 13 million ounces of gold, subject to obtaining approval from its members. If approved, these sales are expected to be coordinated through the current and future Central Bank Gold Agreements, resulting in no additional new supply to the market.
Copper prices have continued to trade strongly in 2008, averaging $3.52 per pound for the quarter and closing at $3.86 per pound on March 31, 2008. Asian demand for copper continues to grow, which has maintained strong overall demand levels despite a slow down in economic activity in the US. This situation combined with lower inventory levels in exchange warehouses, labor unrest and production disruptions have caused prices to remain strong yet volatile. We are fully hedged for our 2008 copper production and 97% hedged for 2009 while maintaining a certain amount of upside exposure to price increases through the use of option contracts. In 2008, approximately 25% of our hedge contracts (approximately 77 million pounds) are capped at $3.50 per pound, with a price floor of $3.00 per pound, through our copper denominated notes, whereas the balance (approximately 233 million pounds) has upside participation to an average price of $3.89 per pound. In 2009, approximately 47 million pounds of copper are hedged through forward sales contracts at $3.03 per pound, and 301 million pounds are covered by our copper collar contracts capped at $3.83 per pound with a price floor of $3.00 per pound.
Currency Exchange Rates
A weaker US dollar causes our costs reported in US dollars, which are not protected by currency hedges, to increase. In first quarter 2008, the Canadian dollar remained stable as the market focused on interest rate expectations. The Australian dollar continued to appreciate early in the first half of the quarter and traded as high as $0.95 against the US dollar, mainly due to higher commodity prices, strong economic data and market expectations of higher interest rates. Towards the end of the first quarter, the Australian dollar retracted slightly after the Reserve Bank of Australia stabilized interest rates signaling they are likely at the end of the rate hike cycle. In first quarter 2008, we added hedges of AUD$232 million for exposures in 2008 to 2012 and CAD$57 million for exposures in 2009 to

BARRICK FIRST QUARTER 2008	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

2010. Our overall hedge rates for 2008 and 2009 for expected Australian and Canadian operating expenditures are $0.77 and $0.87, and $0.78 and $0.93 respectively.
Diesel Fuel
Crude oil prices traded in a range of $86 to $112 per barrel and averaged $98 per barrel in the quarter. Prices traded to all-time highs on growing demand from Asia and the Middle East and geopolitical tension. To help mitigate rising oil prices and control the cost of fuel consumption, we have a fuel hedge position equivalent to 5.5 million barrels of oil at an average price of $78 per barrel, which is primarily designated for our Nevada based mines. This fuel hedge position represents about 65% of our total estimated consumption for the remainder of 2008 and 14-45% of our total estimated consumption in each of the following five years. Our 2008 guidance range with respect to total cash costs per ounce ($390 to $415) was based on an estimated average market price for crude oil of $90 per barrel. A $10 per barrel increase in market crude oil prices causes our gold total cash costs to increase by about $4 per ounce.
Commodities, Consumables and Labor
The mining industry continues to experience high prices for many commodities and consumables used in the production of gold and copper. Electricity prices have generally been rising in recent years due to increased prices for diesel fuel, coal, and natural gas, which are used for power generation. Generally, prices for certain other consumables such as grinding media, cyanide and acid, are also increasing in this inflationary environment. We continue to look for ways to reduce consumption, secure attractive pricing, and work with our suppliers to mitigate the impact of these inflationary cost pressures. The global mining boom has resulted in high demand for geologists, metallurgists, mining engineers and experienced miners, which has led to increased turnover and upward pressure on our labor costs. These trends have impacted each of our regions, and the Australia-Pacific and South America regional business units in particular. In Australia, the primary reason for the rising labor costs is the increase in mining activity, which has led to a shortage of qualified mining professionals. In South America, high local currency inflation rates combined with the weakening US dollar are the primary drivers of the increase. There are a number of initiatives underway to manage labor costs and staff retention including, remuneration review, long term incentives, leadership and safety programs and a strategic organizational review to identify cost savings.
US Dollar Interest Rates
We believe that the US Federal Reserve may further reduce short term rates to alleviate the credit and US mortgage crisis and stimulate economic activity. Volatility in interest rates mainly affects interest receipts on our cash balances ($1.9 billion at March 31, 2008), and interest payments on variable—rate debt (approximately $1.6 billion at March 31, 2008). The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures. Lower US dollar interest rates tend to lower contango, which in turn affects the forward price appreciation under our fixed-price Project Gold Sales Contracts.

BARRICK FIRST QUARTER 2008	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL RESULTS

For the three month period ended March 31
($ millions, except per share, per ounce/pound data in dollars)
	2008	2007

Net income (loss)	$514	$(159)
Per share	0.59	(0.18)
Adjusted net income	514	398
Per share	0.59	0.46

EBITDA	984	193
Per share	1.14	0.22
Adjusted EBITDA	984	757
Per share	$1.14	$0.87

Operating cash flow	728	163
Per share	0.83	0.19
Adjusted operating cash flow	728	727
Per share	0.83	$0.84

Total Assets	23,893	21,373
Total Liabilities	$8,089	$7,173

Special Items — Effect on Earnings Increase (Decrease)

		Pre-Tax		Post-Tax

For the three month period
ended March 31 ($ millions)	Page	2008	2007	2008	2007

Impact of deliveries into gold sales contracts	21	$—	$(564)	$—	$(557)
Impairment Charges[1]	18	(41)	—	(29)	—
Equity loss in Highland		—	(20)	—	(20)
Gold[2]

Total		$(41)	$(584)	$(29)	$(577)

[1]	Impairment charge reflects the write-down of Asset-Backed Commercial Paper (“ABCP”) of $39 million.

[2]	The loss in Highland represents an impairment charge that was recorded in first quarter 2007 resulting from damages caused by the fire in the underground part of the Central Shaft at Highland’s Darasun mine.
In first quarter 2008, adjusted EBITDA was $984 million, up 30% from the prior year period. The increase was primarily driven by higher market gold prices, partly offset by a decrease in sales volumes and higher total cash costs. Adjusted operating cash flow in first quarter 2008 was similar to prior year period as the increase in EBITDA was offset by increases in inventory largely due to a build up of ore in stockpiles and work-in-process that should largely reverse later in 2008.
Key Factors Affecting Earnings

[1]	Adjusted net income excludes the impact of deliveries into our Corporate Gold Sales Contracts.
In first quarter 2008, adjusted net income was $514 million, up 29% from the $398 million recorded in the same prior year period, primarily due to higher per ounce/per pound margins on gold and copper.
Summary of Key Operational Statistics

	Gold		Copper

	2008	2007	2008	2007

Tons mined (000’s)	163,932	155,951	23,545	22,974
Ore tons processed (000’s)	40,862	43,986	9,440	7,921
Average Grade (ozs/ton and percentage)	0.049	0.053	0.65	0.82
Production (‘000s oz/millions lbs)[1]	1,743	2,029	87	100
Sales[2]
’000s oz/millions lbs	1,729	2,121	98	91
$ millions	$1,608	$826	$350	$263
Market price[3]	925	650	3.52	2.69
Realized price[3,4]	925	386	3.54	2.77
Total cash costs[1,3,5]	393	309	0.94	0.80
Amortization[3]	108	94	0.36	0.42
Total production costs[1,2,3]	$501	$403	$1.30	$1.22

[1]	Gold production and total cash cost per ounce/pound/ton statistics reflect our equity share of production.

[2]	Gold sales ($ millions) reflect our equity share of sales.

[3]	Per ounce/pound weighted average. Includes accretion expense.

[4]	Realized gold and copper prices exclude unrealized non-hedge derivative gains and losses. Realized price is a performance measure that is used throughout this MD&A. For more information see pages 24 to 28.

[5]	Total cash costs per ounce/pound/ton statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound/ton is an operating performance measure that is used throughout this MD&A. For more information see pages 24 to 28.
Cash margins for gold increased by 25% in first quarter 2008 over fourth quarter 2007, and have been generally increasing over the past three years due to higher market gold prices.

BARRICK FIRST QUARTER 2008	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

[1]	Amounts represent cash margins on both spot price and realized price. Cash margins on spot prices reflect margins excluding deliveries to eliminate Corporate Gold Sales Contracts.
Production
In first quarter 2008, total tons mined increased by 5% over the prior year period mainly due to the increases in ownership at Cortez and Porgera. Although tons mined increased in first quarter 2008, ore tons processed and gold production were impacted by plant and equipment availability issues at Goldstrike and North Mara; an ongoing build up of staffing at Bulyanhulu after the strike in fourth quarter 2007; a six week mine shutdown at Turquoise Ridge following a fatality; and remediation work for a pit wall failure at Cowal. We expect production levels to increase in the remaining quarters.
As reflected in our original guidance for 2008, gold production in first quarter 2008 benefited from the increase in our ownership interest at Cortez and Porgera, partly offset by lower ore grades at certain of our mines due to ore sequencing. We expect to begin mining higher grade ore at Goldstrike and other operations starting in second quarter. We continue to expect to produce between 7.6 and 8.1 million ounces of gold in 2008.
In first quarter 2008, copper production was 13 million pounds lower than first quarter 2007, primarily due to temporarily lower leach recovery rates at Zaldívar and ore grade sequencing at Osborne. Our estimated 2008 copper production guidance remains between 380 to 400 million pounds.
Realized Prices
Realized gold prices were $925 per ounce, up 140% or $539 per ounce compared to the same prior year period. This increase is due to higher market gold prices ($273 per ounce), and the impact in 2007 of the voluntary delivery of 2.5 million ounces into our Corporate Gold Sales Contracts at average prices below the prevailing spot price ($266 per ounce). We eliminated our Corporate Gold Sales Contracts in 2007, and, as a result, our portfolio of operating mines is fully leveraged to market gold prices.
Realized copper prices in 2008 were 28% higher than in 2007 reflecting higher market prices.
Production Costs
Total cash costs for gold in the first quarter were up $84 per ounce compared to the prior year period, primarily due to a decrease in average grades due to ore sequencing, higher prices for labor, oil and other consumables, an increase in royalties and production taxes due to higher market gold prices, and the impact of higher hedge rates on non-US dollar costs. The increase in total cash costs for copper primarily reflects higher prices for consumables used in the production process, particularly acid and electricity.
The table below illustrates certain of the key assumptions used to prepare our estimates of total cash costs per ounce for 2008, as well as the impact that changes in these assumptions have on our reported results.

	2008
	Guidance
Sensitivity	Assumption	Q1 2008		Q1 2007

Market gold price impact on royalties and production taxes	$800/oz1	925		650

Crude oil price impact on cost of oil consumption	$90/bbl[2]	78	[3]	66	[3]

[1]	A $100/oz increase in the market gold price causes an approximate $4/oz increase in total cash costs on an annual basis.

[2]	A $10 increase per barrel causes an approximate $4/oz increase in total cash costs on an annual basis.

[3]	Includes the net benefit of our combined fuel hedge positions.
Our original guidance in 2008 for total cash costs was $390 to $415 per ounce for gold and $1.15 to $1.25 per pound for copper. Largely due to higher gold-price related costs such as royalties and production taxes, higher crude oil prices and the impact of remediation of the pit wall failure at Cowal, we expect our total cash costs for gold to trend towards the higher end of our original guidance range for the full year assuming an average gold price of $900 per ounce and an average oil price of $100 per barrel for the full year.

BARRICK FIRST QUARTER 2008	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Acquisition of 40% interest in Cortez
On March 5, 2008, we completed our acquisition of the additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1.695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources to our December 31, 2007 reserve statement for Cortez. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008. The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property.

OPERATING SEGMENTS REVIEW
We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific and Africa. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
In first quarter 2008, we formed a dedicated Capital Projects group to focus on managing large projects and building new mines. This specialized group will manage all project activities up to and including the commissioning of new mines, at which point responsibility for mine operations will be handed over to our regional business units. We have revised the way we report our results of operations to include Capital Projects separately from our geographical business units consisting of: North America, South America, Australia Pacific and Africa. This revised structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using “total cash costs per ounce” statistics that represent segment cost of sales divided by ounces of gold, pounds of copper sold or tons processed in each period. The discussion of results for producing mines focuses on this statistic to explain changes in segment expenses.
Regional Production and Total Cash Costs

	Production		Total cash
	(000's		costs
For the three months	ozs/millions lbs)		($ per oz/lb)
ended March 31	2008	2007	2008	2007

Gold
North America	614	786	$497	$347
South America	541	569	193	141
Australia Pacific	435	490	438	421
Africa	144	178	508	327
Other	9	6	410	316

	1,743	2,029	$393	$309

Copper
South America	73	80	$0.76	$0.65
Australia Pacific	14	20	1.56	1.48

	87	100	$0.94	$0.81

North America
Key Operating Statistics

For the three months ended March 31	2008	2007	% Change

Tons mined (millions)	85,125	80,137	6%

Ore tons processed (millions)	16,843	21,364	(21%)

Average Grade (ozs/ton)	0.044	0.046	(4%)

Gold Produced (000’s/oz)	614	786	(22%)

Total Cash Costs (per oz)	$497	$347	43%

Production for the quarter was 22% lower than the prior year primarily due to lower production at Goldstrike, Round Mountain and Turquoise Ridge, partly offset by the increase in ownership in Cortez effective March 1, 2008. As expected, open pit production at Goldstrike largely came from lower grade long-term stockpiles, as the waste stripping phase that commenced in third quarter 2007 continues through to the end of second quarter 2008. Average ore grades processed for the Goldstrike open pit in first quarter 2008 were 36% lower than the same prior year period. At Round Mountain, lower production was due to ore sequencing with mining occurring in lower-grade areas of the mine. Lower

BARRICK FIRST QUARTER 2008	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

production at Turquoise Ridge was due to a shutdown of the Getchell mine for six weeks following a contractor fatality in January, significantly limiting production from the mine. In April, the Getchell mine suffered another contractor fatality, resulting in the closing of the mine while an investigation into the incident is undertaken.
Total cash costs per ounce were higher than the same prior year period primarily reflecting lower production levels as well as higher mining costs due to; an increase in total tons mined caused by waste stripping activities at Goldstrike; the impact of the 40% increase in the ownership of Cortez; and upward cost pressures, particularly for royalties and other gold-price linked costs; diesel fuel due to higher oil prices and electricity due to high natural gas prices.
In Nevada, detailed engineering is essentially complete at Cortez Hills, which remains on schedule and within the $480-$500 million pre-production capital budget. Effective March 1, 2008, following the acquisition of Rio Tinto’s 40% joint venture interest in the Cortez property, we now own 100% of this project. We spent approximately $17 million in first quarter 2008 (100% basis) for the procurement of crushing and conveying equipment, engineering for the project infrastructure, and completion of an additional 544 meters of the underground exploration decline. Total underground decline development of 5,398 meters has been completed to date. We expect to complete the Environmental Impact Statement this year and expect to receive a Record of Decision enabling the start of preproduction waste stripping in late 2008.
South America
Key Operating Statistics

For the first quarter ended March 31	2008	2007	% Change

Tons mined (millions)	37,075	40,817	(9%)
Ore tons processed (millions)	15,610	13,713	14%
Average Grade (ozs/ton)	0.045	0.042	7%
Gold Produced (000’s/oz)	541	569	(5%)
Total Cash Costs (per oz)	$193	$141	37%
South America delivered strong operating results in first quarter 2008, with Lagunas Norte producing 234 thousand ounces at total cash costs of $116 per ounce and Veladero producing 194 thousand ounces at total cash cost of $293 per ounce. Overall, gold production for the region was down slightly compared to the prior year period, mainly due to the processing of lower grade run-of-mine ore at Lagunas Norte, which was partially offset by higher production at Veladero. At Veladero, gold production was 13% higher than in first quarter 2007 as higher grade ore from both the Federico and Amable pits was available following extensive waste stripping activity undertaken in 2007.
Total cash costs per ounce increased by 37% to $193 per ounce, largely due to higher waste stripping costs at Veladero in the Federico pit, as well as higher labor and fuel costs.
Australia Pacific
Key Operating Statistics

For the three months ended March 31	2008	2007	% Change

Tons mined (millions)	36,203	30,242	20%
Ore tons processed (millions)	7,421	7,788	(5%)
Average Grade (ozs/ton)	0.068	0.071	(4%)
Gold Produced (000’s/oz)	435	490	(11%)
Total Cash Costs (per oz)	$438	$421	4%
Production in first quarter 2008 was 11% lower than the same prior year period due to lower production at Cowal, Kanowna, Plutonic, Yilgarn South1 and Kalgoorlie, partially offset by higher production at Porgera following improvements in productivity with remediation of the west wall and repair of the hides power station both completed in mid-2007 as well as the increase in ownership effective April 2007.
At Cowal, access to higher grade ore was restricted due to a slip on the east wall, and we expect production to be limited to low-grade stockpiles until late 2008. At Kanowna, gold production in 2008 was lower after the sale of the Paddington mill in third quarter 2007 as well as mining of lower-grade ore in 2008. At Plutonic, lower production primarily resulted from lower underground production as a result of paste fill delays, limited engineering and geology resources and equipment availability issues. At Yilgarn South, production decreased in 2008 as processing of ore from the open pit at Granny Smith was completed in 2007, with a transition to underground mining at lower mining rates. At Kalgoorlie, production was below prior year levels by 13% primarily due to lower grade ore currently being mined. In second quarter 2008, we added additional truck and shovel capacity at Kalgoorlie to accelerate the return to higher grade ore. Tons mined and throughput were comparable to prior year.
Total cash costs per ounce increased by 4% in first quarter 2008 compared to the same prior year period due to the impact of a lower grade levels due to lower average head grades, higher currency exchange rates,

[1]	Effective first quarter 2008, the Darlot, Lawlers, and Granny Smith mines are being managed as a single unit, with shared administrative services in order to achieve operational and administrative efficiencies.

BARRICK FIRST QUARTER 2008	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

increasing commodity prices and higher labor and maintenance costs, partly offset by favorable non-recurring inventory adjustments at Porgera.
We expect full-year gold production in Australia-Pacific towards the lower end of our original guidance range of 1.975 to 2.15 million ounces. Largely due to the impact of remediation activities resulting from the east wall slip at Cowal, higher oil prices and gold royalties and the mining of lower-grade ore at Plutonic and Kanowna, we now expect total cash costs for the full year in a range of $500 to $525 per ounce.
Africa
Key Operating Statistics

For the three months ended March 31	2008	2007	% Change

Tons mined (millions)	5,539	4,757	16%
Ore tons processed (millions)	990	1,122	(12%)
Average Grade (ozs/ton)	0.165	0.178	(7%)
Gold Produced (000’s/oz)	144	178	(19%)
Total Cash Costs (per oz)	$508	$327	55%
Gold production for the first quarter of 2008 was 19% lower than the prior period reflecting lower production at Bulyanhulu and North Mara, partially offset by an increase in production at Tulawaka as a result of mining in higher grade areas of the pit.
At Bulyanhulu, production was 49% lower than the prior year due to reduced staffing levels as a result of the illegal strike in fourth quarter 2007 and the subsequent termination of 1,300 employees. Lower staffing levels impacted mine development and delayed access to higher grade areas of the mine during the first quarter, as well as ability to operate the plant at its normal capacity. The mine has nearly completed the re-staffing process and expects to return to normal operations starting in second quarter 2008.
At North Mara, in early January, a fire destroyed one of the main excavators, which caused a change in the mine plan with increased waste stripping and mining of low-grade ore at the Nyabigena pit. A new excavator has been commissioned and was fully operational by the end of April allowing the mine to return to the original plan for the balance of the year.
Total cash costs per ounce for the region in the first quarter of 2008 were 55% higher than the prior year due to lower production at North Mara and Bulyanhulu, higher costs associated with waste mining at North Mara and higher fuel costs due to higher oil prices. Total cash costs for the full year are now expected in the range of $425 to $450 per ounce, primarily due to the lower production at Bulyanhulu and North Mara in first quarter 2008, higher waste stripping activity at North Mara and higher fuel prices.
Copper
Key Operating Statistics

For the three months ended March 31	2008	2007	% Change

Pounds mined (millions)	21,972,	22,974	(4%)
Pounds processed (millions)	9,555	7,921	21%
Average Grade (grade percentage)	0.65	0.82	(21%)
Copper Produced (millions/lbs)	87	100	(13%)
Total Cash Costs (per lb)	$0.94	$0.80	17%
In first quarter 2008, copper production decreased by 13 million pounds or 13% compared to the same prior year period, reflecting lower production at both Zaldívar (7 million pounds) and Osborne (6 million pounds). At the Zaldívar mine, copper production was impacted by lower recoveries and slower leaching kinetics due to lower ore tons placed on the leach pad in fourth quarter 2007 resulting from the prior year’s acid shortage and power restrictions caused by an earthquake in November. At Osborne, production was affected by a temporary inability to access higher-grade ore, which was resolved towards the end of the first quarter. Copper production levels are expected to increase beginning in second quarter.
Total cash costs per pound in first quarter 2008 were $0.94, an increase of $0.14 or 17% compared to first quarter 2007. This increase is primarily a result of lower production levels and higher prices for acid and fuel. We expect higher costs particularly in the second half of 2008, primarily due to the impact of higher electricity and labor costs at Zaldívar.
At Zaldívar, a 40,000-meter initial drill program in 2007 tested the deep sulfide potential beneath the open pit. Measured and indicated copper resources increased 20% to 0.9 billion pounds and inferred copper resources grew about 180% to 1.8 billion pounds in 2007. The Company is spending about $6 million in 2008 on 35,000 meters of infill drilling in order to upgrade the deep sulfide resource.
Capital Projects
Key Operating Statistics

For the three months ended March 31
(in millions)	2008	2007	% Change

Project Development Expenses	40	33	21%
Capital Expenditures	92	58	59%
Project Development Expense incurred by Equity Investees	5	1	400%
Capital Commitments	173	147	18%

BARRICK FIRST QUARTER 2008	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our Capital projects group incurred $40 million in project development expenses and $92 million in capital expenditures in first quarter 2008. Project development expenses primarily relate to activities undertaken to advance the Pueblo Viejo ($17 million), Kainantu ($6 million) and Fedorova ($5 million) projects. Capital expenditures are attributable to our Buzwagi and Pascua-Lama projects. We expect project development and capital expenditures to increase significantly over the remaining quarters as activities at our project pipeline ramp up.
Project development expenses incurred by equity investees reflects our share of expenditures related to the Reko Diq project. Capital commitments represent purchase obligations where binding commitments have been entered into for long lead capital items related to construction activities at our projects.
Significant projects
The Buzwagi project in Tanzania was approved for construction on August 1, 2007, and is expected to begin production in mid-2009. We spent $169 million through the end of March 2008 and commitments were equal to $286 million or about 75% of expected initial capital of $400 million. Construction highlights include mill bases poured, crusher base and second lift completed, most buildings erected, mining and processing equipment deliveries on schedule, relocation action plan essentially complete and operator training commenced.
Progress continues to be made on the Pueblo Viejo project in the Dominican Republic. Our Board of Directors approved the project in February 2008 and we have submitted the feasibility study and project notice to the Dominican State. The project has transitioned into detailed engineering.
A feasibility study has been completed on the Sedibelo platinum project in South Africa, entitling the Company to a 10% interest and the right to earn an additional 40% on a decision to mine. The Company will determine a course of action on Sedibelo in due course. The feasibility study shows attractive economics based on an assumed life-of-mine production of 4.76 million ounces of four elements or 4E ounces (platinum, palladium, rhodium and gold) and pre-production capital of about $700 million.
At Pascua—Lama, approximately $23 million was capitalized and we continued to develop and optimize detailed engineering plans. Sectoral permitting is advancing while certain fiscal matters, including taxation related to the mining activity that straddles the border and export duties, are still in process with the governments of Chile and Argentina.
At Donlin Creek, work continues to be focused on optimizing the previous studies on power, logistics, processing and mining. A new resource model incorporating the results of the 2007 exploration drilling is being worked on and will be used in the optimization study. A 21,000 meter drill campaign has been undertaken with the objective of identifying additional resources in the East Acma area and assisting with location of facilities. The work program for the second half of the year is under review and will be based on the results of the optimization study as well as new drilling activity.
Reko Diq is a large copper-gold porphyry mineral resource on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan. The Tethyan belt is a prospective ground for large copper-gold porphyries. At Reko Diq, the drill program continued in first quarter of 2008. A total of 114 thousand meters have been drilled to date and results continue to confirm the project’s district exploration potential.
Fedorova is a large near surface PGM (platinum group metals) deposit located in the Kola Peninsula of the Russian Federation. A feasibility study is currently underway on this project to be completed by the end of 2008 in order to meet agreed conditions to achieve the earn-in right.
Cerro Casale, one of the world’s largest undeveloped gold and copper deposits, is located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo. We are currently forming a team with our partner that will review and advance the project.
At the Kabanga JV in Tanzania, operator Xstrata Plc expects to conclude a pre-feasibility study in third quarter.

BARRICK FIRST QUARTER 2008	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SIGNIFICANT OPERATING EXPENSES
Exploration Expense

For the three month period ended March 31
($ millions)	2008	2007	Comments on variances

Exploration
North America	$16	$11	Increase reflects expenditures at Turquoise Ridge JV ($2 million) and Pinson property ($2 million).
South America	10	5	Increase primarily due to exploration activity at Zaldívar ($3 million).
Australia Pacific	11	8	Higher expenditures incurred, primarily at Osborne ($2 million).
Africa	3	2
Capital Projects	1	2
Other	2	2

Total	$43	$30

Project Development Expense

For the three month period ended March 31
($ millions)	2008	2007	Comments on variances

Mine development	$29	$25	Higher expenditures in first quarter 2008 at Pueblo Viejo ($10 million), Kainantu ($6 million), Federova ($2 million), Sedibelo ($1 million), new expenditures on the Pinson property ($2 million) partly offset by lower expenditures at Donlin Creek ($14 million), and Buzwagi ($3 million).
Non-capitalizable project costs	7	8
Business development/other	5	3
Capital Projects	5	—	Reflects costs attributable to the new Capital Projects segment.

Total	$46	$37

Amortization Expense

For the three month period ended March 31	2008	2007
($ millions)	Amount	Amount	Comments on Other variances

Gold mines

North America	$71	$62	Mainly due to amortization of property, plant and equipment acquired with additional 40% ownership in Cortez.
South America	42	47	Mainly due to increases in reserve estimates at the end of 2007 that reduced amortization rates.
Australia Pacific	57	43	Mainly due to amortization of property, plant and equipment acquired with additional 20% interest in Porgera, and additional capital expenditures at Cowal in first quarter 2008.
Africa Copper mines	18	24	Mainly due to lower sales volume during the first quarter of 2008 compared to the same prior year period.
South America	20	18
Australia Pacific	15	8	Mainly due higher sales volumes during first quarter of 2008 compared to the same prior year period.

Sub total	$223	$202

Corporate assets	5	6

Total	$228	$208

BARRICK FIRST QUARTER 2008	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Charges, Corporate Administration, Interest Income and Interest Expense

For the three month period ended March 31
($ millions)	2008	2007	Comments on variances

Impairment Charges	$41	$—	Impairment charges include a write-down of Asset-Backed Commercial Paper (“ABCP”) of $39 million.
Corporate administration	33	33
Interest income[1] Interest costs	17	39	Lower interest income primarily due to a lower average cash balance in first quarter 2008 ($2.1 billion) compared to first quarter 2007 ($3 billion), combined with lower market interest rates.
Interest costs
Incurred	50	66	Lower interest incurred is primarily due to the repayment of the $500 million, 7.5% debentures in second quarter 2007.
Capitalized	44	30	Higher interest capitalized in first quarter 2008 due to capital projects relating to the 40% increase in ownership of the Cortez Hills project and acquisitions of the Cerro Casale and Kainantu projects.

Interest expensed[2]	$6	$36

[1]	We now expect interest income for the year to be $50 million compared to our original guidance of $20 million, as a result of higher average cash balances, due to the impact of higher metals prices and the timing of capital expenditures.

[2]	We now expect interest expense for 2008 to be $30 million in 2008, compared to our guidance of nil. The increase is a result of less interest being capitalized due to a shift in the timing of capital and project development expenditures, as well as higher debt levels due to the acquisition of Cortez in first quarter 2008.
Income Taxes
Income tax expense was $253 million in first quarter 2008. Excluding the impact of currency translation losses on deferred tax balance of $19 million, the underlying effective tax rate for income in first quarter 2008 was 30%.
Our expected underlying effective tax rate for 2008 is 30%. This expected underlying rate excludes the effect of currency translation gains and losses on deferred tax balances, gains and losses on non-hedge derivatives, the impact of tax rate changes and any changes in deferred tax valuation allowances.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK FIRST QUARTER 2008	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION
Quarterly Information ($ millions, except where indicated)

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sales[1]	$1,958	$1,917	$1,684	$1,642	$1,089	$1,348	$1,562	$1,532
Net income	514	537	345	396	(159)	418	405	459
Per share (dollars)	0.59	0.62	0.40	0.45	(0.18)	0.48	0.47	0.53
Adjusted net income[2]	514	537	345	453	398	444	396	463
Per share[2]— basic (dollars)	0.59	0.62	0.40	0.53	0.46	0.50	0.46	0.54
EBITDA	984	793	710	731	193	429	694	762
Per share(dollars)	1.14	0.91	0.82	0.85	0.242	0.44	0.80	0.88
Adjusted EBITDA[2]	997	793	710	803	757	756	694	762
Per share[2] (dollars)	1.14	0.91	0.82	0.93	0.87	0.88	0.80	0.88
Operating cash flow	728	676	557	336	163	331	748	658
Per share(dollars)	0.83	0.78	0.64	0.39	0.19	0.38	0.87	0.76
Adjusted operating cash flow [2]	728	676	557	408	727	658	748	658
Per share[2] (dollars)	$0.843	$0.78	$0.64	$0.47	$0.84	$0.76	$0.87	$0.76

[1]	Prior period Sales figures were adjusted for the impact of a change in accounting policy with respect to non-hedge derivative gains and losses. See page 26 for details.

[2]	Adjusted for the impacts of deliveries into Corporate Gold Sales Contracts in first quarter 2007.
Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales, partly offset by higher production costs.
In both first and second quarter 2007, we delivered gold into Corporate Gold Sales Contracts, reducing post-tax sales and cash flow by $557 million and $66 million respectively. In third quarter 2007, sales increased compared to the prior year mainly due to the increase in gold price, offset by lower production. In fourth quarter 2007, adjusted net income was $119 million higher than the prior year period, as higher per ounce margins were partially offset by higher amortization and lower copper sales volumes.
In first quarter 2008, with rising gold prices, sales increased to $1,958. Adjusted net income increased by $116 million compared to the same prior year period. Net income in each quarter also reflects the timing of various special items that are presented in the Special Items table on page 11.
FINANCIAL CONDITION REVIEW
Sources and Uses of Cash
Our liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings and the issuance of long-term debt
Cash Inflow (Outflow)

($ millions)
For the three months ended March 31	2008	2007

Operating activities	$728	$163
Investing activities	(2,066)	(270)
Financing activities	1,055	22
Effect of exchange rates	7	1

Change in cash and equivalents	$(276)	$(84)

[1]	Operating Cash Flows adjusted for deliveries into Corporate Gold Sales Contracts.
Operating cash flows were $728 million compared to $163 million in the same prior year period, primarily due to the impact of deliveries into our Corporate Gold Sales

BARRICK FIRST QUARTER 2008	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contracts in first quarter 2007. In first quarter 2008, operating cash flows were impacted by a build up of ore in stockpiles and work-in-process as a result of increased mining rates and temporary mill capacity issues at certain of our mines. We expect this inventory increase to largely reverse later in 2008.
Cash used in investing activities amounted to $2,066 million, primarily due to the acquisition of the remaining 40% interest in Cortez (84% of total investing activities), ongoing capital expenditures including capitalized interest at our operating mines and development projects (13% of total investing activities) and the closing of the Yokohama tire supply agreement (2% of total investing activities).
Capital Expenditures1

	For the three months
	ended March 31
($ millions)	2008	2007

Project capital expenditures

Buzwagi	59	—

Pascua-Lama	$33	$11

Cowal	—	15

Ruby Hill	—	7

Sub—total	$92	$33

Sustaining capital expenditures

North America	$50	$43

South America	31	58

Australia Pacific	50	52

Africa	13	29

Other	12	3

Sub—total	$156	$185

Capitalized Interest Paid	17	30

Total	$265	$248

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the Consolidated Statement of Cash Flows.
Financing Activities
Cash provided by financing activities for 2008 was $1,055 million, including $990 million drawn down under our line of credit facility, and proceeds on exercise of employee stock options of $70 million.
Liquidity
Liquidity Management
In managing our liquidity we maintain cash positions and put in place financing in our regional business units as well as at the Corporate Center to provide adequate liquidity for our operations. Furthermore, we assess our long-term financial requirements and plan our financing strategy accordingly.
Alternatives for sourcing our future capital needs include our significant cash position, credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs. We are currently considering issuing new long-term debt obligations primarily in order to replace the $990 million that we borrowed under our long-term credit facility to finance the acquisition of the additional 40% interest in Cortez.
We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.
Asset-Backed Commercial Paper
As at March 31, 2008, we held $66 million of Ironstone Trust, Series B Asset-Backed Commercial Paper (“ABCP”) which has matured, but for which no payment has been received. On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the “Montreal Accord”).
On March 17, 2008, all affected ABCP was placed under CCAA protection. It has been determined that our ABCP investments will be restructured on an individual basis and will not be pooled with other Montreal Accord ABCP assets. Our investments will maintain exposure to the existing underlying assets. New floating rate notes will be issued with maturities and interest rates based on the respective maturities and amounts available from the underlying investments. The new notes are expected to mature in 2021 and 2027.
We have assessed the fair value of the ABCP considering the available data regarding market conditions for such investments at March 31, 2008. As a result of current market conditions, we recorded an impairment of $39 million in the first quarter of 2008 on the ABCP investments, resulting in a total impairment to date of $59 million.
Our ownership of ABCP investments is comprised of trust units which have underlying investments in various asset backed securities. The underlying investments are further represented by residential mortgage-backed

BARRICK FIRST QUARTER 2008	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

securities, commercial mortgage-backed securities, other asset-backed securities and collateralized debt obligations. We have based the 90% impairment on our assessment of the inherent risks associated with the underlying investments. The impairment is further supported by an indicative value obtained from a third party, which was facilitated by the Pan-Canadian Investors Committee. The impairment of our ABCP investments has no material effect on our investment strategy, covenant compliance, or our liquidity and capital resources.
There is currently no certainty regarding the outcome of the ABCP investments and therefore there is uncertainty in estimating the amount and timing of cash flows associated. This ABCP was classified under Other Investments at March 31, 2008, and as an investing activity in the Consolidated Statement of Cash Flow.
Shareholders’ Equity
Outstanding Share Data

Shares outstanding
As at April 18, 2008	No. of shares

Common shares	871,735,075
Special voting shares	1
Exchangeable shares[1]	1,334,805
Stock options	11,342,542

1	Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares. At April 18, 2008, these shares were convertible into approximately 707,447 Barrick common shares.
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.
In first quarter 2008, comprehensive income includes a loss of $134 million mainly including losses of $112 million on hedge contracts designated for future periods, caused primarily by changes in copper prices, currency exchange rates, and fuel prices; reclassification adjustments totaling $25 million for gains on hedge contracts designated for first quarter 2008 that were transferred to earnings; and a $17 million unrealized decrease in the fair value of investments.
Included in other comprehensive income at March 31, 2008 were unrealized pre-tax gains on currency hedge contracts totaling $323 million, based on March 31, 2008 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of the weakening US dollar. The hedge gains are expected to be recorded in earnings at the same time that the corresponding hedged operating costs and amortization of capital expenditures are recorded in earnings.
Gold Sales Contracts
The MD&A included in our 2007 Annual Report contained a detailed discussion of our gold sales contracts. In this interim MD&A, we have included an update of any significant changes in these contracts.
Project Gold Sales Contracts
We have 9.5 million ounces of Project Gold Sales Contracts with expected delivery dates between 2011 and 2019. The contracts have an average future estimated realizable price of $437 per ounce, upon delivery of production from 2011-2019, the term of potential financing. This estimated value is based on current market US dollar interest rates and on an average lease rate assumption of 0.50%.
Included in the 9.5 million ounces committed under our Project Gold Sales Contracts are floating spot-price contracts under which we are committed to deliver 2.84 million ounces of gold at future spot prices less an average fixed-price adjustment of $482 per ounce. Project Gold Sales Contracts give us the flexibility to move positions between fixed and floating contracts. When a contract is converted from a fixed rate to a floating rate, the difference between the current market price of gold and the contracted forward sales price is locked-in; i.e. the unrealized loss is fixed. Thereafter, future increases and decreases in market gold prices directly impact the final contract price. In a rising gold price environment, we have the opportunity to improve the price of the contract (assuming the gold price appreciates at a rate more than contango) and participate in higher gold prices by resetting a fixed price contract to a floating price contract. Conversely, a decline in gold price subsequent to the conversion would reduce the final contract price we receive. Therefore, floating contracts increase our exposure to gold price movements, both upwards and downwards.
Interest Rates and Gold Lease Rates
A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances. A significant, prolonged decrease in interest rates and/or increase in gold prices, gold lease rates and credit risk affecting the counterparties, relating to both the counterparties’ and Barrick’s credit quality, and the economic impact on the counterparties associated with funding Project Gold Sales Contracts with negative mark-to-market balances

BARRICK FIRST QUARTER 2008	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales contracts entered into by Barrick. This may result in Barrick earning low levels of contango or the possibility of backwardation on its Project Gold Sales Contracts. In addition, if a counterparty to a Project Gold Sales Contract is unable to conduct transactions in an accessible international bullion market due to causes beyond its control, including the inability of the counterparty to purchase gold in the open market or to fund any such purchase, and no commercially reasonable alternative means exist for the counterparty to enter into transactions having the same effect, the counterparty has no obligation to extend the scheduled delivery date of such contract and, depending on the circumstances, may result in early settlement of such contract. A portion of the Project Gold Sales Contracts are floating spot-price gold contracts whose price will vary directly with the gold price. In the event of a prolonged decrease in the gold price, these floating spot-price gold contracts may decrease in value. Barrick’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and U.S. dollar interest-rate swaps and to the interest payments on Barrick’s variable-rate debt ($1.576 billion at the end of first quarter 2008) and interest receipts on Barrick’s cash balances ($1.9 billion at the end of first quarter 2008).
Fair Value of Derivative Positions

As at March 31, 2008	Unrealized
($ millions)	Gain/(Loss)

Fixed-Price Project Gold Sales Contracts	$(3,943)
Floating Spot-Price Project Gold Sales Contracts	(1,342)
Fixed-Price Silver Sales Contracts	(114)
Floating Spot-Price Silver Sales Contracts	(32)
Currency contracts	328
Interest rate contracts	(12)
Fuel contracts	130
Copper contracts	(197)

Total	$(5,182)

NEW ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2007 annual MD&A.
Accounting Policy Changes
FAS 157, Fair Value Measurements
In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute.
In February 2008 the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009. In the first quarter of 2008, we implemented FAS 157 subject to the delay specified in FSP FAS 157-2 for non-financial assets and liabilities. Refer to note 16 for details of the adoption of FAS 157 and related disclosures.
Changes in Financial Statement Presentation — Accretion expense
In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense.
Beginning in first quarter 2008, we record accretion expense at producing mines and accretion expense at closed mines in amortization and accretion on our Consolidated Statements of Income.
Future Accounting Policy Changes
FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)
In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about

BARRICK FIRST QUARTER 2008	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

(a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities
FAS 141(R), Business Combinations (FAS 141(R))
In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes to Barrick’s accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
In December 2007, the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.
Accounting Estimates
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves increase	Amortization increase
For the three months	(decrease)[1]	(decrease)
ended March 31, 2008	(millions oz’s/lbs)	$ millions

Gold
North America[2]	3.1	$(1)
Australia Pacific	1.5	(2)
Africa	0.5	(1)
South America	3.6	(11)

Total Gold	8.7	$(15)

Copper
Australia Pacific	(51)	3
South America	750	(1)

Total Copper	699	$2

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2007 and are in millions of contained ounces.

[2]	Decrease in reserves at certain mines had a greater impact on amortization for the current period than did increases in reserves at other mine sites within the region.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably

BARRICK FIRST QUARTER 2008	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. During the first quarter 2007, we recorded an adjustment of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment.
Accounting for Goodwill Impairment
We conduct an annual test for impairment of goodwill in the fourth quarter of the fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit.
In first quarter 2008, there were no events or changes in circumstances that would lead us to believe that the fair value of any of our reporting units was below its carrying amount. Consequently, we did not test for impairment in the quarter.
NON-GAAP FINANCIAL MEASURES
Adjusted Net Income and Adjusted Operating Cash Flow
Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share, each exclude the impact of deliveries into Corporate Gold Sales Contracts. These are non GAAP financial measures. Management uses these measures internally to better assess performance trends for the Company as a whole. Management understands that a number of investors and others who follow the Company’s performance also assess performance in this way. Barrick’s elimination of all its remaining Corporate Gold Sales Contracts in the first half of 2007 resulted in an unusually large opportunity cost of $623 million. Management believes that these measures better reflect Barrick’s performance for the current period and are a better indication of its expected performance in future periods. Barrick management’s budgeting, operational and capital investment decisions are based on production being sold at an assumed spot price, rather than the price under the Corporate Gold Sales Contracts. The presentation of these performance measures enable investors to understand performance based on selling gold production at spot market prices, which is the method expected from third quarter 2007 onwards. Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

BARRICK FIRST QUARTER 2008	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Income to Adjusted Net Income and Operating Cash Flow to Adjusted Operating Cash Flow

($ millions, except per share amounts in dollars)	For the three months ended
	March 31
	2008	2007

Net income (loss) from continuing operations	$514	$(159)
Impact of elimination of Corporate Gold Sales Contracts	—	557
Adjusted net income from continuing operations	$514	$398

Earnings per share from continuing operations[1]	$0.59	$(0.18)
Impact of elimination of Corporate Gold Sales Contracts	—	0.64
Adjusted net income per share from continuing operations[1]	$0.59	$0.46

Operating cash flow from continuing operations	$728	$163
Impact of elimination of Corporate Gold Sales Contracts	—	564
Adjusted operating cash flow from continuing operations	$728	$727

Operating cash flow per share from continuing operations[1]	0.83	0.19
Impact of elimination of Corporate Gold Sales Contracts	—	0.65
Adjusted operating cash flow per share from continuing operations[1]	$0.83	$0.84

[1]	Calculated using net income and weighted average number of shares outstanding under the Basic method of earnings per share.
EBITDA and Adjusted EBITDA
     EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA and adjusted EBITDA per share represents net income, excluding income tax expense, interest expense, interest income and amortization, adjusted to reflect the impact of the deliveries into Corporate Gold Sales Contracts. We believe that EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share trends are valuable indicators of whether our operations are able to produce sufficient operating cash flow to fund working capital needs, to service our debt obligations, and to fund capital expenditures. We currently use the results depicted by EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share for these purposes. EBITDA, adjusted EBITDA , EBITDA per shares and adjusted EBITDA per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Reconciliation of Net Income to EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the three months ended
	March 31
	2008	2007

Net income (loss) from continuing operations	$514	$(159)
Income taxes	(253)	(147)
Interest expense	6	36
Interest income	(17)	(39)
Amortization	228	208

EBITDA from continuing operations	$984	$193
per share[1]	1.14	0.22
Impact of elimination of Corporate Gold Sales Contracts	—	564
Adjusted EBITDA from continuing operations	984	757
per share[2]	$1.14	$0.87

[1]	Calculated using EBITDA and weighted average number of shares outstanding under the Basic method of earnings per share.

[2]	Calculated using adjusted EBITDA and weighted average number of shares outstanding under the Basic method of earnings per share.
Realized Prices
Management uses a performance measure internally that represents revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives. The use of this measure is intended to enable management to better understand the price realized each period for gold and copper sales. Management believes that this measure better reflects Barrick’s performance in each period and is a better indication of

BARRICK FIRST QUARTER 2008	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

its expected performance in future periods. Changes in the unrealized mark-to-market value of non-hedge gold and copper derivatives occur each period due to changes in market factors such as spot and forward gold and copper prices. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. Management includes such unrealized mark-to-market gains and losses in a list of “special items” that have affected its results. These gains and losses relate to derivative instruments that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick’s realized price statistics, excluding unrealized mark-to-market value of non-hedge gold and copper derivatives, are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Illustration of Impact of Excluding Unrealized Gains and Losses on Non-Hedge Derivatives from Realized Prices

	For the three months ended
	March 31
	Gold		Copper
($ millions, except per ounce/pound data in dollars)	2008	2007	2008	2007

Sales[1]	$1,608	$826	$350	$263
Sales attributable to non-controlling interests	14	7	—	—
Sales — equity basis	1,594	819	345	252
Unrealized non-hedge gold/copper derivative (gains) losses	6	1	(4)	(12)
Sales — equity basis, excluding non-hedge gold/copper derivative (gains) losses	1,588	818	349	264
Sales (thousands of ounces/millions lbs)	1,729	2,121	98	91
Realized gold/copper price per oz/lb (including unrealized non-hedge gold/copper derivative gains and losses)	929	387	3.50	2.65
Unrealized non-hedge gold/copper derivative (gains) losses—per ounce/pound	(4)	(1)	0.04	0.12
Realized gold/copper price per oz/lb (excluding unrealized non-hedge gold/copper derivative gains and losses)	$925	$386	$3.54	$2.77

[1]	As per Barrick’s income statement.
Total Cash Costs
Total cash costs per ounce/pound are non-GAAP financial measures. Total cash costs include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, amortization and accretion. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons mined. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.
We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines

BARRICK FIRST QUARTER 2008	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated this mine in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.
In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.
Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

	For the three months ended
	March 31
	Gold		Copper
($ millions, except per ounce/pound information in dollars)	2008	2007	2008	2007

Cost of sales [1]	$684	$659	$91	$81
Cost of sales attributable to non-controlling interests[2]	3	3	—	—
Inventory purchase accounting adjustments included in cost of sales[3]	—	—	—	(9)

Cost of sales — equity basis	681	656	91	72

Amortization at producing mines — consolidated	188	176	35	26
Amortization at producing mines attributable to non-controlling interests[2]	(2)	(2)	—	—

Amortization at producing mines — equity basis	186	174	35	26
Inventory purchase accounting adjustments[3]	—	—	—	9

Cost of sales including amortization and inventory purchase accounting adjustments — equity basis	$867	$830	$126	$107

[1]	The aggregate amount of cost of sales for gold and copper is as per Barrick’s income statement.

[2]	Relates to a 30% interest in Tulawaka.

[3]	Based on our equity interest.

BARRICK FIRST QUARTER 2008	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs per ounce/pound (per ounce/pound information in dollars)

	For the three months ended
	March 31
	Gold		Copper
(Per ounce/pound information in dollars)	2008	2007	2008	2007

Ounces/pounds sold — consolidated (thousands/millions)	1,744	2,132	98	91
Sales attributable to non-controlling interests[1]	(15)	(11)	—	—

Ounces/pounds sold — equity basis	1,729	2,121	98	91

Total cash costs per ounce/pound — equity basis	$393	$309	$0.94	$0.80
Amortization per ounce/pound — equity basis	108	94	0.36	0.33
Inventory purchase accounting adjustments per ounce/pound	—	—	—	0.09
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[2]	—	—	—	—

Total costs per ounce/pound[2] — consolidated basis	$501	$403	$1.30	$1.22

[1]	Relates to a 30% interest in Tulawaka.

[2]	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

BARRICK FIRST QUARTER 2008	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars, except per share data) (Unaudited)	March 31,
	2008	2007

Sales (notes 4 and 5)	$1,958	$1,089

Costs and expenses
Cost of sales (notes 4 and 6)[1]	775	740
Amortization and accretion (notes 4 and 14)	241	220
Corporate administration	33	33
Exploration (note 9)	43	30
Project development expense (note 9)	46	37
Other expense (note 7A)	54	38
Impairment charges (note 7B)	41	—

	1,233	1,098

Interest income	17	39
Interest expense (note 15B)	(6)	(36)
Other income (note 7C)	32	18

	43	21

Income before income taxes and other items	768	12
Income tax expense (note 8)	(253)	(147)
Non-controlling interests	(3)	(3)
Income (loss) from equity investees (note 12)	2	(21)

Net income (loss) for the period	$514	$(159)

Earnings (loss) per share data (note 10):
Net income (loss)
Basic	$0.59	$(0.18)
Diluted	$0.58	$(0.18)

[1]	Exclusive of amortization (note 4).
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2008	29	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)	March 31,
	2008	2007

OPERATING ACTIVITIES
Net income (loss) for the period	$514	$(159)
Amortization and accretion (notes 4 and 14)	241	220
Income tax expense (note 8)	253	147
Income taxes paid	(127)	(129)
Impairment charges (note 7B)	41	—
Increase in inventory (note 13)	(133)	(20)
Other items (note 11)	(61)	104

Net cash provided by operating activities	728	163

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(265)	(248)
Sales proceeds	4	6
Acquisitions, net of cash acquired of $21 (note 3)	(1,722)	—
Available-for-sale securities
Purchases	(15)	(4)
Sales proceeds	2	3
Long-term supply contract (note 12)	(35)	—
Other investing activities	(35)	(27)

Net cash used in investing activities	(2,066)	(270)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	70	31
Debt
Proceeds	990	—
Repayments	(5)	(9)

Net cash provided by financing activities	1,055	22

Effect of exchange rate changes on cash and equivalents	7	1

Net decrease in cash and equivalents	(276)	(84)
Cash and equivalents at beginning of period	2,207	3,043

Cash and equivalents at end of period	$1,931	$2,959

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2008	30	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at March 31,	As at December 31,
(in millions of United States dollars) (Unaudited)	2008	2007

ASSETS
Current assets
Cash and equivalents	$1,931	$2,207
Accounts receivable	291	256
Inventories (note 13)	1,246	1,129
Other current assets	774	707

	4,242	4,299

Non-current assets
Investments (note 12)	123	142
Equity method investments (note 12)	1,147	1,074
Property, plant and equipment (note 14)	10,339	8,596
Goodwill	5,865	5,847
Intangible assets	75	68
Other assets	2,102	1,925

Total assets	$23,893	$21,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$874	$808
Short term debt (note 15)	234	233
Other current liabilities	472	255

	1,580	1,296

Non-current liabilities
Long-term debt (note 15)	4,137	3,153
Asset retirement obligations	932	892
Deferred income tax liabilities	858	841
Other liabilities	582	431

Total liabilities	8,089	6,613

Non-controlling interests	93	82

Shareholders’ equity
Capital stock (note 17)	13,348	13,273
Retained earnings	2,346	1,832
Accumulated other comprehensive income (note 18)	17	151

Total shareholders’ equity	15,711	15,256

Contingencies and commitments (notes 14 and 20)

Total liabilities and shareholders’ equity	$23,893	$21,951

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2008	31	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation
For the three months ended March 31 (in millions of United States dollars) (Unaudited)
	2008	2007

Common shares (number in millions)
At January 1	870	864
Issued on exercise of stock options	2	1

At March 31	872	865

Common shares (dollars in millions)
At January 1	$13,273	$13,106
Issued on exercise of stock options	70	31
Recognition of stock option expense	5	5

At March 31	$13,348	$13,142

Retained earnings
At January 1	$1,832	$974
Net income (loss)	514	(159)

At March 31	$2,346	$815

Accumulated other comprehensive income (note 18)	$17	$126

Total shareholders’ equity at March 31	$15,711	$14,083

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)	March 31,
	2008	2007

Net income (loss)	$514	$(159)
Other comprehensive income (loss) net of tax (note 18)	(134)	7

Comprehensive income (loss)	$380	$(152)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2008	32	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, ARS and EUR are to Canadian dollars, Australian dollars, South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Argentinean pesos and Euros respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, and a platinum group metals project located in Russia. Our mining operations are concentrated in our four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In first quarter 2008, we amended the income statement classification of accretion expense. To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.
B Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; and uncertain tax positions. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:
•	The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense;

•	Whether tangible and intangible long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

•	Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances;

•	The useful lives of tangible and intangible long-lived assets and the measurement of amortization;

•	The fair value of asset retirement obligations;

•	Whether to record a liability for loss contingencies and the amount of any liability;

•	Whether investments are other than temporarily impaired;

•	The amount of income tax expense;

•	Allocations of the purchase price in business combinations to assets and liabilities acquired, including goodwill;

•	Whether any impairments of goodwill have occurred and if so the amounts of impairment charges;

•	Transfers of value beyond proven and probable reserves to amortized assets;

•	Amounts recorded for uncertain tax positions, and

•	The timing and amounts recorded of proceeds for insurable losses under insurance claims.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, and we record a transfer of value beyond proven and probable reserves (“VBPP”) to assets subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment based on the latest reserve estimates. The effect of changes in reserve estimates including the effect of transfers of VBPP to assets subject to amortization, on amortization expense for the three months ended March 31, 2008 was a decrease of $13 million (2007: $15 million decrease).
Asset Retirement Obligations (AROs)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available.

BARRICK FIRST QUARTER 2008	33	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. During first quarter 2008, we recorded an adjustment of $20 million for changes in estimates of the AROs at our Buzwagi, Tulawaka and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment. During first quarter 2007, we recorded an increase in AROs of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment.
C Accounting Changes
FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)
In February 2007, the FASB issued FAS 159, which allows an irrevocable option, the Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.
FAS 159 was effective for Barrick beginning in first quarter 2008 and was applied prospectively. Barrick has not adopted the FVO for any of its eligible financial instruments, which primarily include available-for-sale securities, equity-method investments and long-term debt.
FAS 157, Fair Value Measurements (FAS 157)
In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute.
In February 2008 the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to fair value measurements used in accounting for property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009.
In the first quarter of 2008, we implemented FAS 157 subject to the delay specified in FSP FAS 157-2 for non-financial assets and liabilities. Refer to note 16 for details of the adoption of FAS 157 and related disclosures.
Changes in Financial Statement Presentation — Accretion expense
In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense.
Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion on our Consolidated Statements of Income.
D Accounting Developments
FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)
In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities.
FAS 141(R), Business Combinations (FAS 141(R))
In December 2007 the FASB issued FAS 141(R), which replaces FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed

BARRICK FIRST QUARTER 2008	34	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest is recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
     In December 2007 the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, FAS 160 changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.
3 > ACQUISITIONS AND DIVESTITURES

For the three months ended March 31	2008	2007

Cash paid on acquisition[1]
Arizona Star	$41	$—
Cortez	1,681	—

	$1,722	$—

[1]	All amounts are presented net of cash acquired/divested. Potential deferred tax adjustments may arise from these acquisitions.
B Acquisition of Arizona Star Resources Corporation (“Arizona Star”)
     On March 12, 2008, we acquired all of the remaining common shares of Arizona Star pursuant to its statutory right of compulsory acquisition for $41 million. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. The acquisition of Arizona Star has been accounted for as an asset purchase. The tables below represent the purchase cost and preliminary purchase price allocation for the acquisition of 100% of the common shares of Arizona Star, 94% of the common shares were acquired in the fourth quarter of 2007. The principal area outstanding is the determination of deferred tax effects of the purchase price allocation, which will be finalized in 2008.
Purchase Cost

Purchase cost per agreement	$769
Purchase price adjustments and transaction costs	1
Less: cash acquired	(7)

$763

Preliminary Purchase Price Allocation

Other current assets	$1
Equity investment in Cerro Casale project	770

Total Assets	771

Current liabilities	8

Total liabilities	8

Net assets acquired	$763

C Acquisition of 40% Interest in Cortez
On March 5, 2008, we completed our acquisition of an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1.695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources beyond our December 31, 2007 reserve statement for Cortez. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008. Both of these contingent payments will be recognized as an additional cost of the acquisition only if the

BARRICK FIRST QUARTER 2008	35	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

resource/production targets are met and the amounts become payable as a result.
The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property. We have determined that the transaction represents a business combination. The allocation of the purchase price is based upon our preliminary estimates with respect to the fair value of the assets acquired. The actual fair values of the assets acquired may differ materially from the amounts disclosed below. We expect that the purchase price allocation will be completed in 2008. The terms of the acquisition are effective March 1, 2008 and the revenues and expenses attributable to the 40% interest have been included in our consolidated statements of income from that date onwards.
Purchase Cost

Purchase cost per agreement	$1,695
Less: cash acquired	(14)

$1,681

Preliminary Purchase Price Allocation

Inventories	$47
Other current assets	1
Non-current ore in stockpiles	17
Property, plant and equipment Building, plant and equipment	184
Capitalized mineral property acquisition and mine development costs	1,063
Value beyond proven and probable reserves	388
Goodwill	18

Total Assets	1,718

Current liabilities	23
Asset Retirement Obligations	14

Total liabilities	37

Net assets acquired	$1,681

D Kainantu Acquisition
On December 12, 2007 we completed the acquisition of the Kainantu mineral property and various exploration licenses in Papua New Guinea from Highlands Pacific Limited for $135 million in cash, which reflects the purchase price, net of $7 million withheld pending certain permit renewals. The acquisition has been accounted for as a purchase of assets. The purchase price allocation will be finalized in 2008.
4 > SEGMENT INFORMATION
In first quarter 2008, we formed a dedicated Capital Projects group, distinct from our existing regional business units to focus on managing development projects and building new mines. This specialized group manages all project development activities up to and including the commissioning of new mines, at which point responsibility for mine operations will be handed over to the regional business units. We have revised the format of information provided to the Chief Operating Decision Maker in order to make resource allocation decisions and assess the operating performance of this group. Accordingly, we have revised our operating segment disclosure to be consistent with the internal management structure and reporting changes, with restatement of comparative information to conform to the current period presentation.

BARRICK FIRST QUARTER 2008	36	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Income Statement Information

			Segment cost of
	Sales		sales		Segment income (loss)[1]
For the three months ended March 31	2008	2007	2008	2007	2008	2007

Gold
North America	$594	$312	$320	$277	$196	$(34)
South America	471	212	100	79	327	84
Australia Pacific	393	210	184	224	149	(60)
Africa	150	92	80	78	51	(10)
Copper
South America	274	216	58	56	196	142
Australia Pacific	76	47	33	26	28	13
Capital Projects	—	—	—	—	(40)	(33)

	$1,958	$1,089	$775	$740	$907	$102

[1]	Segment income (loss) represents segment sales, less cost of sales, less amortization and accretion. For the three months ended March 31, 2008, accretion expense was $13 million (2007: $12 million), see note 14B for further details. Segment income (loss) for the Capital Projects segment includes Project Development expense., see note 9 for further details.

	Exploration [1]		Regional business unit costs [1,2]
For the three months ended March 31	2008	2007	2008	2007

North America	$16	$11	$10	$6
South America	10	5	7	6
Australia Pacific	11	8	10	9
Africa	3	2	4	1
Capital Projects	1	2	—	—
Other expense outside reportable segments	2	2	—	—

	$43	$30	$31	$22

[1]	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

[2]	All amounts related to the Capital Projects segment are included within Project Development Expense.
Reconciliation of Segment Income

For the three months ended March 31	2008	2007

Segment income	$907	$102
Amortization of corporate assets	(5)	(6)
Exploration	(43)	(30)
Other project expenses	(6)	(4)
Corporate administration	(33)	(33)
Other expense	(54)	(38)
Impairment charges	(41)	—
Interest income	17	39
Interest expense	(6)	(36)
Other income	32	18

Income before income taxes and other items	$768	$12

BARRICK FIRST QUARTER 2008	37	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information

	Amortization		Segment capital expenditures[1]

For the three months ended Mar.31	2008	2007	2008	2007

Gold
North America	$71	$62	$54	$34
South America	42	47	23	54
Australia Pacific	57	43	44	60
Africa	18	24	14	25
Copper
South America	20	18	11	3
Australia Pacific	15	8	7	1
Capital Projects	—	—	123	58

Segment total	223	202	276	235
Other items not allocated to segments	5	6	17	3

Enterprise total	$228	$208	$293	$238

[1]	Segment capital expenditures are presented on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended March 31, 2008, cash expenditures were $265 million (2007: $248 million) and the increase in accrued expenditures were $28 million (2007: ($10) million).
5 > REVENUE AND GOLD SALES CONTRACTS

For the three months ended Mar.31	2008	2007

Gold bullion sales[1]
Spot market sales	$1,560	$58
Gold sales contracts	—	710

	1,560	768
Concentrate sales[2]	48	58

	$1,608	$826

Copper sales[1,3]
Copper cathode sales	$269	$218
Concentrate sales	81	45

	$350	$263

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 15C and 18).

[2]	Gold sales include gains and losses on gold derivative contracts which have been economically offset, but not yet settled and on embedded derivatives in smelting contracts: first quarter 2008: $2 million loss (2007: $1 million loss).

[3]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and on embedded derivatives in copper smelting contracts: first quarter 2008: $12 million gain (2007: $10 million gain).
Revenue is presented net of direct sales taxes of $8 million (2007: $5 million).
Gold Sales Contracts
At March 31, 2008, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production, of which 2.8 million ounces are at floating spot prices.
Mark-to-Market Value

	Total ounces	At Mar.31,
$ millions	in millions	2008[1]

Project Gold Sales Contracts	9.5	$(5,285)

[1]	At a spot gold price of $934 per ounce. Refer to note 16 for further information on fair value measurements.
6 > COST OF SALES

	Gold		Copper

For the three months ended Mar.31	2008	2007	2008	2007

Cost of goods sold[1]	$663	$640	$91	$80
By-product revenues[2,3]	(35)	(30)	(1)	—
Royalty expense	48	40	1	1
Mining production taxes	8	9	—	—

	$684	$659	$91	$81

[1]	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $7 million for the three months ended March 31, 2008 (2007: $1 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $223 million in the three months ended March 31, 2008 (2007: $202 million).

[2]	We use silver sales contracts to sell a portion of silver produced as a byproduct. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At March 31, 2008, we had fixed-price commitments to deliver 12 million ounces of silver at an average price of $8.11 per ounce and floating spot price silver sales contracts for 6 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at March 31, 2008 was negative $146 million (Dec 31, 2007: negative $103 million). Refer to note 16 for further information on fair value measurements.

BARRICK FIRST QUARTER 2008	38	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

7 > OTHER EXPENSE
A Other Expense

For the three months ended Mar.31	2008	2007

Regional business unit costs[1]	$31	$22
Community development costs[2]	11	6
Environmental remediation costs	6	5
World Gold Council fees	3	3
Pension and other post-retirement benefit expense	1	2
Other	2	—

	$54	$38

[1]	Relates to costs incurred at regional business unit offices.

[2]	Amounts relate to community programs in Peru, Tanzania and Papua New Guinea.
B Impairment Charges

For the three months ended Mar.31	2008	2007

Impairment charges on investments[1]	$39	$—
Other	2	—

	$41	$—

[1]	In the first quarter of 2008, we recorded an impairment charge on Asset-Backed Commercial Paper of $39 million. Refer to note 12 for further details.
C Other Income

For the three months ended Mar.31	2008	2007

Gain on sale of assets	$4	$6
Gain on sale of investments	1	2
Currency translation gains	15	—
Royalty income	6	3
Interest income	3	—
Other	3	7

	$32	$18

8 > INCOME TAX EXPENSE

For the three months ended Mar.31	2008	2007

Current	$210	$119
Deferred	43	28

	$253	$147

Actual effective tax rate	33%	1225%
Impact of deliveries into Corporate
Gold Sales contracts	—	(1198%)
Net currency translation losses on deferred tax balances	(3%)	—

Estimated effective tax rate on ordinary income	30%	27%

The primary reasons why our effective income tax rate on ordinary income differs from the 33.5% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.
Peruvian Tax Assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.
In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.
Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

BARRICK FIRST QUARTER 2008	39	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

For the three months ended March 31	2008	2007

Exploration:
Minesite exploration	$26	$10
Projects	17	20

	$43	$30

Project development expense:
Capital projects
Pueblo Viejo[1]	17	$6
Donlin Creek	—	14
Sedibelo	5	4
Fedorova	4	2
Buzwagi	1	4
Pascua-Lama	2	2
Kainantu	6	—
Other	5	1

	40	33

Other project expenses	6	4

	$46	$37

[1]	Represents 100% of project expenditures. We record a non-controlling interest credit for our partner’s share of expenditures within “non-controlling interests” in the income statement.
10 > EARNINGS (LOSS) PER SHARE

	Three month period		Three month period
	ended March 31		ended March 31

($ millions, except shares in millions and per share amounts in dollars)	2008		2007

	Basic	Diluted	Basic	Diluted

Income (loss) from continuing operations	$514	$514	$(159)	$(159)
Plus: interest on convertible debentures	—	1	—	—

Net income (loss)	$514	$515	$(159)	$(159)

Weighted average shares outstanding	872	872	865	865
Effect of dilutive securities
Stock options	—	4	—	—
Convertible debentures	—	9	—	—

	872	885	865	865

Earnings (loss) per share
Net income (loss)	$0.59	$0.58	$(0.18)	$(0.18)

BARRICK FIRST QUARTER 2008	40	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > OPERATING CASH FLOW — OTHER ITEMS

For the three months ended Mar.31	2008	2007

Adjustments for non-cash income statement items:
Currency translation gains (note 7C)	$(15)	$—
Amortization of discount/premium on debt securities	(2)	(3)
Stock option expense	5	5
(Income) loss from equity investees (note 12)	(2)	21
Non-controlling interests	3	3
Gain on sale of investments (note 7C)	(1)	(2)
Gain on sale of long-lived assets (note 7C)	(4)	(6)
Net changes in operating assets and liabilities (excluding inventory)	(38)	93
Settlement of AROs	(7)	(7)

Other net operating activities	$(61)	$104

Operating cash flow includes payments for:
Interest costs	$17	$8

12 > INVESTMENTS

	At Mar.31		At Dec.31
	2008		2007
		Gains		Gains
	Fair[1]	(losses)	Fair	(losses)
	value	in OCI	value	in OCI

Available-for-sale Securities[4]
Securities in an unrealized gain position
Benefit plans:[2]
Fixed-income securities	$3	$—	$4	$—
Equity securities	—	—	14	1
Other investments:
Diamondex	4	—	—	—
Other equity securities	58	26	73	41

	65	26	91	42
Securities in an unrealized loss position
Benefit plans:[2]
Equity securities	11	(1)
Other equity securities[3]	13	(3)	5	(1)

	$89	$22	$96	$41

Held-to-maturity securities
Asset-Backed Commercial Paper	7	—	46	—

Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.[5]	27	—	—	—

	$123	$22	$142	$41

[1]	Refer to note 16 for further information on the measurement of fair value.

[2]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.

[4]	Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. We record in earnings any unrealized declines in fair value judged to be other than temporary.

[5]	The long-term loan receivable is measured at amortized cost.
Gains on Investments Recorded in Earnings

For the three months ended Mar.31	2008	2007

Gains realized on sales	$1	$2
Cash proceeds from sales	$2	$3

BARRICK FIRST QUARTER 2008	41	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Equity Method Investments

	At Mar.31		At Dec.31
	2008		2007
	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount

Highland	$278	$177	$208	$169
Atacama (Reko Diq)[2]	n/a	124	n/a	109
Cerro Casale[2]	n/a	771	n/a	732
Donlin Creek[2]	n/a	75	n/a	64

		$1,147		$1,074

[1]	Refer to note 16 for further information fair value measurement.

[2]	As our Investments are not publicly traded companies, there are no quoted prices to determine fair values. For impairment purposes we utilized an expected present value technique to determine the fair value of underlying assets and liabilities.
Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Total

At January 1, 2008	$169	$109	$732	$64	$1,074
Equity pick-up	7	(5)	—	—	2
Funding	—	20	—	11	31
Purchases	1	—	41	—	42
Elimination of non-controlling interest	—	—	(2)	—	(2)

At March 31, 2008	$177	$124	$771	$75	$1,147

Highland Gold Mining Ltd. (“Highland”)
During 2007, Highland announced the issue of 130.1 million new shares for $400 million. The equity was purchased by Millhouse LLC (“Millhouse”) in two tranches. The first tranche of 65 million shares was completed on December 11, 2007 giving Millhouse a 25% interest in Highland and reducing our position to 25.4%. The second tranche of 65 million shares was completed on January 16, 2008 giving Millhouse a 40% interest in Highland and further reducing our interest to 20.3%.
On completion of the first tranche, Millhouse was entitled to appoint 3 of 9 Directors to the Board. On completion of the second tranche, Millhouse was entitled to appoint the CEO of Highland who will not serve on the Board. Our ability to appoint Directors has been reduced from 3 to 2. We continue to account for the investment in Highland using the equity method of accounting.
Asset-Backed Commercial Paper (“ABCP”)
As at March 31, 2008, we held $66 million of Ironstone Trust, Series B Asset-Backed Commercial Paper (“ABCP”) which has matured, but for which no payment has been received. On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the “Montreal Accord”).
On March 17, 2008, all affected ABCP was placed under CCAA protection. It has been determined that our ABCP investments will restructured on an individual basis and will not be pooled with other Montreal Accord ABCP assets. Our investments will maintain exposure to the existing underlying assets. New floating rate notes are expected to be issued with maturities and interest rates based on the respective maturities and amounts available from the underlying investments. The new notes are expected to mature in 2021 and 2027.
We have assessed the fair value of the ABCP considering the available data regarding market conditions for such investments at March 31, 2008. As a result of current market conditions, we recorded an impairment of $39 million in the first quarter of 2008 on the ABCP investments, resulting in a total impairment to date of $59 million.
Our ownership of ABCP investments is comprised of trust units which have underlying investments in various asset backed securities. The underlying investments are further represented by residential mortgage-backed securities, commercial mortgage-backed securities, other asset-backed securities and collateralized debt obligations. We have based the 90% impairment on our assessment of the inherent risks associated with the underlying investments. The impairment is further supported by an indicative value obtained from a third party, which was facilitated by the Pan-Canadian Investors Committee. The impairment of our ABCP

BARRICK FIRST QUARTER 2008	42	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

investments has no effect on our investment strategy or covenant compliance.
There is currently no certainty regarding the outcome of the ABCP investments and therefore there is uncertainty in estimating the amount and timing of the associated cash flows. This ABCP is classified under Other Investments at March 31, 2008.
Agreement with Yokohama Rubber Co. Ltd. (“Yokohama”)
In January 2008, we advanced $35 million (“the loan”) to Yokohama to fund expansion of their production facility and secure a guaranteed supply of OTR tires. Interest on the loan is calculated at a lower than market rate, due to the benefit of the supply agreement, and is compounded annually. The principal amount and accrued interest is to be repaid in full no later than 7 years from the initial date of the loan. In the event that Barrick does not satisfy certain minimum monthly purchase commitments, Yokohama has the right to apply the dollar value of the purchase shortfall against the principal balance of the loan.
The loan was initially recorded at its fair value, based on an estimated market borrowing rate for a comparable loan without the related tire supply agreement. After initial recognition, the loan is recorded at amortized cost and interest income is recognized at an effective rate of 6%. We determined that the supply contract component of the agreement is an intangible asset with an initial fair value of $8 million. The intangible asset is amortized on a straight line basis over its useful life.
13 > INVENTORIES

	Gold		Copper
	At Mar.31	At Dec.31	At Mar.31	At Dec.31
	2008	2007	2008	2007

Raw materials
Ore in stockpiles	$790	$698	$32	$63
Ore on leach pads	167	149	127	81
Mine operating supplies	385	351	22	20
Work in process	152	109	5	5
Finished products
Gold doré/bullion	102	87	—	—
Copper cathode	—	—	5	9
Copper concentrate	—	—	11	16
Gold concentrate	27	40	—	—

	1,623	1,434	202	194
Non-current ore in
stockpiles[1]	(494)	(414)	(85)	(85)

	$1,129	$1,020	$117	$109

[1]	Ore that we do not expect to process in the next 12 months is classified within Other Assets.

For the three months ended Mar.31	2008	2007

Inventory impairment charges	$7	$1

14 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine
Development Costs

	Carrying	Carrying
	amount at	amount at
	Mar.31, 2008	Dec.31, 2007

Exploration projects and other land positions	$122	$109
Value beyond proven and probable reserves at producing mines	641	322
Projects[1]
Pascua-Lama	645	609
Pueblo Viejo	165	157
Sedibelo	82	81
Buzwagi	287	224
Punta Colorado Wind Farm	38	35
Kainantu	137	135

	$2,117	$1,672

[1]	Excludes Cerro Casale, Reko Diq and Donlin Creek that are held through equity investees and Cortez Hills which is included as a component of the acquired mineral property and capitalized mine development costs attributable to the Cortez mine.
Value beyond proven and probable reserves (“VBPP”)
On acquiring a mineral property, we estimate the VBPP and record these amounts as assets. At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to amortized assets. For the three months ended March 31, 2008, we transferred $69 million of VBPP to amortized assets (2007: $189 million). We added $388 million to VBPP on acquiring the additional 40% of Cortez, based on the preliminary purchase price allocation.
B Amortization and Accretion

For the three months ended Mar.31	2008	2007

Amortization	$228	$208
Accretion	13	12

	$241	$220

C Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $173 million at March 31, 2008 mainly at our various projects.

BARRICK FIRST QUARTER 2007	43	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > FINANCIAL INSTRUMENTS
A Cash and Equivalents
Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. Cash and equivalents include $1,160 million (December 31, 2007: $480 million) held by Argentinean and Chilean subsidiaries that have been designated for use in funding construction costs at our Pascua-Lama project and other capital projects.
B Long-Term Debt
Interest Costs

For the three months ended Mar.31	2008	2007

Incurred	$50	$66
Capitalized	(44)	(30)

Interest expensed	$6	$36

For the three months ended March 31, 2008, Cortez Hills, Pascua-Lama, Buzwagi, Pueblo Viejo, Donlin Creek, Sedibelo, Reko Diq, Kainantu, Cerro Casale and Punta Colorado Wind farm qualified for interest capitalization.
Proceeds
In first quarter 2008, we drew down $990 million to partially fund our acquisition of the 40% interest in Cortez. The amounts were drawn down using our existing $1.5 billion credit facility. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on the outstanding loan amount, and a commitment rate of 0.07% to 0.08% on any undrawn amounts. For the amounts drawn down at March 31, 2008, $200 million matures on April 29, 2012 and the balance matures on April 29, 2013.
C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:
Item
•	Sales

•	Cost of sales
•	Consumption of diesel fuel, propane and natural gas and natural gas

•	Non-US dollar expenditures

•	By-product credits
•	Corporate administration, exploration and business development costs

•	Non-US dollar capital expenditures

•	Interest earned on cash

•	Fair value of fixed—rate debt
Impacted by
•	Prices of gold and copper

•	Prices of diesel fuel, propane

•	Currency exchange rates — US dollar versus A$, C$, CLP, ARS, PGK and TZS

•	Prices of silver and copper

•	Currency exchange rates — US dollar versus A$, ZAR, CLP, ARS, PGK and C$

•	Currency exchange rates — US dollar versus A$, C$, CLP, ARS, PGK and EUR

•	US dollar interest rates

•	US dollar interest rates
Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
The primary objective of the hedging elements of our derivative instrument positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Many of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

BARRICK FIRST QUARTER 2007	44	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Summary of Derivatives at Mar. 31, 20081

	Notional Amount by Term to								Accounting Classification by						Fair
	Maturity								Notional Amount						value
	Within 1		2 to 5		Over 5				Cash flow		Fair value		Economic
	year		years		years		Total		hedge		hedge		Hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)		$—		$50	$			$50	$			$—		$50	$2
Pay-fixed swaps (millions)		—		(125)		—		(125)		—		—		(125)	(14)

Net swap position		$—		$(75)		$—		$(75)		$—		$—		$(75)	$(12)

Currency contracts
C$:US$ contracts (C$ millions)	C$	238	C$	220	C$	—	C$	458	C$	455	C$	—	C$	3	$24
A$:US$ contracts (A$ millions)	A$	1,414	A$	3,064	A$	—	A$	4,478	A$	4,408	A$	—	A$	70	295
EUR:US$ contracts (€ millions)		€3		€—		€—		€3		€—		€—		€3	—
TZS:US$ contracts (TZS millions)	TZS	7,212	TZS	—	TZS	—	TZS	7,212	TZS	7,212	TZS	—	TZS	—	—
CLP:US$ contracts (CLP millions)	CLP	31,719	CLP	—	CLP	—	CLP	1,719	CLP	31,719	CLP	—	CLP	—	9

Commodity contracts
Copper call option spread contracts (millions of pounds)		98		33		—		131		—		—		131	$39
Copper sold forward contracts (millions of pounds)		115		69		—		184		184		—		—	(122)
Copper collar contracts (millions of pounds)		277		252		—		529		490		—		39	(114)
Diesel forward contracts (thousands of barrels)[2]		2,017		3,153		320		5,490		4,776		—		714	129
Natural Gas (thousands of btus)		910		—		—		910		605		—		305	1

[1]	Excludes gold and silver sales contracts (see notes 5 and 6), refer to note 16 for further information on fair value measurements.

[2]	Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET, respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.

BARRICK FIRST QUARTER 2007	45	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

US Dollar Interest Rate Contracts
Non-hedge Contracts
We have a net $75 million US dollar pay-fixed interest-rate swap position outstanding that was used to economically hedge the US dollar interest-rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.
Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$455 million, A$4,408 million, 7,212 million TZS and CLP 31,719 million have been designated against forecasted non-US dollar denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$371 million, A$4,230 million, 7,212 million TZS and CLP 31,719 million portions of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining C$84 million and A$178 million, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. For details of how we apply the hypothetical derivative method refer to note 20C of our 2007 Year End Financial Statements.
Economic Hedge Contracts
We have C$3 million, A$70 million and €3 million contracts that were not designated as hedges were outstanding as of March 31, 2008. Changes in the fair value of economic hedge currency contracts were recorded in cost of sales, corporate administration or interest income/expense.
Commodity Contracts
Cash Flow Hedges
Diesel Fuel
Commodity contracts totaling 4,776 thousand barrels of diesel fuel have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next six years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. For details of how we apply the hypothetical method refer to note 20C of our 2007 Year End Financial Statements.
Copper
The terms of a series of copper-linked notes resulted in an embedded fixed-price forward copper sales contract (for 324 million pounds) that met the definition of a derivative and must be separately accounted for. At March 31, 2008, embedded fixed-price forward copper sales contracts for 131 million pounds were outstanding after deliveries of copper totaling 193 million pounds. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. For details of how we apply the dollar offset method refer to note 20C of our 2007 Year End Financial Statements.
During first quarter 2008 we added 338 million pounds of copper collar contracts which provide a floor price and a cap price for copper sales. 257 million pounds of the collars were designated against copper cathode sales at our Zaldívar mine and 66 million pounds are designated against copper concentrate sales at our Osborne mine. At March 31, 2008 we had 372 million pounds of copper collar contracts remaining at Zaldívar and 117 million pounds at Osborne.
For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. For details of how we apply the dollar offset method refer to note 20C of our 2007 Year End Financial Statements.
Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. Prospective hedge effectiveness is assessed using a regression method. For details of how we apply the regression method refer to note 20C of our 2007 Year End Financial Statements. During first quarter 2008, we recorded ineffectiveness of $5 million on these hedges. The ineffectiveness was caused by changes in the price of gold impacting the hypothetical derivative, but not the hedging derivative. Prospective effectiveness tests indicate that these hedges are expected to be highly effective in the future.

BARRICK FIRST QUARTER 2007	46	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Economic hedge Contracts
Diesel Fuel
Economic hedge fuel contracts are used to mitigate the risk of oil price changes on fuel consumption at various mines. On completion of regression analysis, we concluded that contracts totaling 714 thousand barrels do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between derivative contract prices and the prices charged to the mines by oil suppliers. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes. Changes in the fair value of economic hedge fuel contracts are recorded in current period cost of sales.
Copper
In first quarter 2007, we purchased and sold call options on 274 million pounds of copper over the next 2 1/2 years. These options, when combined with the aforementioned fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb over a period of 2 1/2 years. At March 31, 2008, the notional amount of options outstanding had decreased to 131 million pounds due to expiry of options totaling 25 million pounds in first quarter 2008. These contracts do not meet the “highly effective” criterion for hedge accounting under FAS 133. We paid option premiums of $23 million at the inception of these contracts in first quarter 2007 that was included under investing activities in the cash flow statement in first quarter 2007. Changes in the fair value of these copper options are recorded in current period revenue.
We entered into a series of copper collar contracts for a notional 39 million pounds of copper that were not designated as hedges and were outstanding as of March 31, 2008.
Economic Hedge Gains (Losses)

For the three months ended			Income statement
Mar.31	2008	2007	classification

Commodity contracts
Copper	$12	$10	Revenue
Gold	3	(3)	Revenue
Fuel	5	1	Cost of sales
			Cost of sales/corporate
Currency contracts			administration/other
	11	(1)	income/expense
Interest rate contracts	(3)	1	Interest income/expense

	28	8
Hedge ineffectiveness	(4)	—	Various

	$24	$8

BARRICK FIRST QUARTER 2007	47	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
			Diesel	Operating	Corporate	Capital	Cash	Long-term
	Gold	Copper	Fuel	costs	Administration	expenditures	balances	debt	Total

At Dec.31, 2007	$15	$14	$79	$238	$27	$(1)	$—	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	(269)	51	116	(11)	1	—	—	(112)
Transfers to earnings:
On recording hedged items in earnings	(1)	28	(8)	(43)	(3)	1	—	1	(25)

At Mar.31, 2008	$14	$(227)	$122	$311	$13	$1	$—	$(16)	$218

Hedge gains/losses	Gold	Copper	Cost of	Cost of	Corporate		Interest	Interest
classified within	sales	sales	sales	sales	Administration	Amortization	income	expense

Portion of hedge gain (loss) expected to affect earnings over the next 12 months[1]	$2	$(155)	$41	$170	$11	$—	$—	$(1)	$68

[1]	Based on the fair value of hedge contracts at March 31, 2008.

BARRICK FIRST QUARTER 2007	48	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

16 > FAIR VALUE MEASUREMENTS
In first quarter 2008, we adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that we use to value these assets and liabilities. We have also begun to provide the fair value information that is required to be disclosed under FAS 107, Disclosures about Fair Value of Financial Instruments, for our normal gold and silver sales contracts in this note. We have elected to present information for derivative instruments on a net basis. Beginning in 2009, we will also apply FAS 157 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP. The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, goodwill and asset retirement obligations.
The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability(for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair Value Measurements at March 31, 2008

	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Available-for- sale securities	$89	$—	$—	$89
Held-to-maturity securities	—	—	7	7
Derivative Instruments	—	244	—	244

	$89	$244	$7	$340

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)

Held-to-maturity
For the three months ended Mar.31	securities

At January 1, 2008	$46
Total gains or losses (realized/ unrealized)
Recorded in earnings[1]	(39)
Recorded in OCI	-
Purchases, issuances and settlements	-

At March 31, 2008	$7

[1]	The total loss of $39 million included in earnings for the period is reported in Impairment Charges on the Consolidated Statement of Income.
Valuation Techniques
Available-for-sale securities
The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.
Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by

BARRICK FIRST QUARTER 2007	49	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market corroborated inputs. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Held-to-maturity-investments
The fair value of our held-to-maturity investments (ABCP) is determined by our assessment of the risks associated with the underlying investments. Our assessment allocated an estimated impairment percentage to the various underlying asset classes within the ABCP using unobservable inputs. The impairment value was applied sequentially to the various tranches within the ABCP, resulting in an estimated fair value for each investment class. This value was supported by an indicative value obtained from a third party, which was facilitated by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper. The indicative value was released publicly on March 14, 2008 as part of the “Report on Restructuring.” The indicative value from this report is consistent with the fair value calculated by Barrick. ABCP is classified within Level 3 of the fair value hierarchy, because there is currently no active market for these securities.
Normal gold and silver sales contracts
The fair value of normal gold and silver sales contracts is calculated by discounting expected cash flows using discount rates based on gold and silver contango rate curves. Gold and silver contango rates are market observable inputs, and therefore our normal gold and silver sales contracts would be classified within Level 2 of the fair value hierarchy.
17 > CAPITAL STOCK
Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.
At March 31, 2008, 1.3 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2007 — 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.
Summarized Financial Information for BGI

For the three months ended Mar.31	2008	2007

Total revenues and other income	$46	$43
Less: costs and expenses	(51)	(47)

Loss before taxes	$(5)	$(4)

Net Loss	$(5)	$(3)

	At	At
	Mar.31	Dec.31
	2008	2007

Assets
Current assets	$135	$123
Non-current assets	46	47

	$181	$170

Liabilities and shareholders’ equity
Liabilities
Other current liabilities	29	22
Intercompany notes payable	368	409
Other long-term liabilities	109	109
Shareholders’ equity	(325)	(370)

	$181	$170

BARRICK FIRST QUARTER 2007	50	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

For the three months ended Mar.31	2008	2007

Accumulated OCI at Jan.1
Cash flow hedge gains, net of tax of $105, $60	$250	$223
Investments, net of tax of $4, $7	37	46
Currency translation adjustments, net of tax of $nil, $nil	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4	7	(7)

	$151	$119

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(112)	24
Changes in fair value of investments	(18)	36
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(25)	(43)
Investments:
Gains realized on sale	(1)	2

Other comprehensive income, before tax	(156)	19
Income tax expense related to OCI	22	(12)

Other comprehensive income, net of tax	$(134)	$7

Accumulated OCI at Mar.31
Cash flow hedge gains, net of tax of $84, $66	134	198
Investments, net of tax of $3, $13	19	78
Currency translation adjustments, net of tax of $nil, $nil	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4	7	(7)

	$17	$126

19 > STOCK-BASED COMPENSATION
Employee Share Purchase Plan
On April 1, 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.
20 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration.

BARRICK FIRST QUARTER 2007	51	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

On February 15, 2008, the Court issued an order granting the plaintiffs’ motion for class certification. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to U.S. Court of Appeals for the Ninth Circuit. On March 19, 2008, the Court of Appeals issued a schedule for briefing of the appeal. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds.
The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

BARRICK FIRST QUARTER 2007	52	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

BARRICK FIRST QUARTER 2007	53	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
Tel: (416) 861-9911 Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415
Email: investor@barrick.com
Website: www.barrick.com
SHARES LISTED
ABX	—	The Toronto Stock Exchange The New York Stock Exchange
INVESTOR CONTACT
Deni Nicoski
Vice President, Investor Relations
Tel: (416) 307-7410
Email: dnicoski@barrick.com
TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com
BNY MELLON SHAREOWNER SERVICES
480 Washington Blvd. — 27th Floor
Jersey City, NJ 07310
Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com
MEDIA CONTACT
Vincent Borg
Senior Vice President, Corporate Communications
Tel: (416) 307-7477
Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this First Quarter Report 2008, including any information as to our strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue’, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.